Exhibit 99.1
PROJECT AGREEMENT
BETWEEN
ENCANA CORPORATION
AND
CONOCOPHILLIPS
[REDACTED] = CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS AND THE WORD “REDACTED”, HAS BEEN OMITTED PURSUANT TO SECTION 12.2(2) OF NATIONAL INSTRUMENT 51-102.

TABLE OF CONTENTS

Article 1 DEFINITIONS AND INTERPRETATION	1
1.1 Statement of Principles	1
1.2 Definitions	1
1.3 Extended Meanings	1
1.4 References	2
1.5 Currency	2
1.6 Computation of Time Periods	2
1.7 Headings	2
1.8 Schedules	2
Article 2 THE TRANSACTIONS AND TRANSACTION AGREEMENTS	3
2.1 [REDACTED]	3
2.2 The FCCL Oil Sands Partnership	3
2.3 ConocoPhillips (Canada) Subscription	3
2.4 Formation of the US Refinery LLC	3
2.5 Contributions to the US Refinery LLC	4
2.6 Adjustment Date	4
2.7 The Transaction Agreements	4
2.8 [REDACTED]	5
Article 3 REPRESENTATIONS AND WARRANTIES OF THE PARTIES	5
3.1 Representations and Warranties of EnCana Corporation	5
3.2 Representations and Warranties of ConocoPhillips	6
Article 4 COVENANTS OF THE PARTIES	7
4.1 [REDACTED]	7
4.2 [REDACTED]	7
4.3 Access to Books and Records, Assets and Personnel	7
4.4 Competition Act (Canada)	8
4.5 Hart-Scott-Rodino Antitrust Improvements Act of 1976	8
4.6 Exon-Florio	8
4.7 Interim Covenants	8
4.8 [REDACTED]	11
Article 5 CONDITIONS PRECEDENT	11
5.1 Conditions Precedent of EnCana	11
5.2 Conditions Precedent of ConocoPhillips	11
5.3 Parties Responsibilities for Conditions	12
Article 6 TERM AND TERMINATION	12
6.1 Term	12
6.2 Early Termination	12
6.3 [REDACTED]	13
Article 7 NOTICES	13
7.1 Notices	13
Article 8 MISCELLANEOUS	13
8.1 Costs and Expenses	13
8.2 Confidentiality	14
8.3 Survival	14
8.4 Press Releases and Announcements	14
8.5 Access to Historical Information	15
8.6 Assignment	15
8.7 Entire Agreement	15
8.8 Waiver	16
8.9 Amendment	16
8.10 Time	16
8.11 Governing Law	16
8.12 Enurement	17
8.13 Counterpart and Facsimile Execution	18

[REDACTED] = CERTAIN INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS AND THE WORD “REDACTED”, HAS BEEN OMITTED PURSUANT TO SECTION 12.2(2) OF NATIONAL INSTRUMENT 51-102.
PROJECT AGREEMENT
     THIS AGREEMENT dated and effective this 4th day of October, 2006.
BETWEEN:
ENCANA CORPORATION, a corporation existing under the laws of Canada (“EnCana”)
AND
CONOCOPHILLIPS a corporation existing under the laws of the State of Delaware (“ConocoPhillips”)
     WHEREAS EnCana is, through its wholly owned Affiliates, the owner of the Oil Sands Assets and ConocoPhillips is, through its wholly owned Affiliates, the owner of the Refinery Assets.
     AND WHEREAS the Parties have agreed to negotiate the terms upon which they will form the FCCL Oil Sands Partnership to own and operate the Oil Sands Assets, and the US Refinery LLC to own and operate the Refinery Assets, as more particularly described in this Agreement.
     NOW THEREFORE THIS AGREEMENT WITNESSES and the Parties hereto agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1 Statement of Principles
          The Parties agree that the principles set forth in Schedule A (the “Statement of Principles”) and the other Schedules hereto reflect their mutual understanding of the matters set out therein as of the date hereof and are intended to be used by the Parties as a guide in their negotiation of the Transaction Agreements. Notwithstanding the foregoing, upon execution, the Transaction Agreements will be interpreted in accordance with their terms, without reference to the Statement of Principles or Schedules unless, in respect of any provision of any Transaction Agreement, such provision expressly refers to the Statement of Principles or any Schedule, or any one or more of them.
1.2 Definitions
          Capitalized words used in this Agreement shall have the meaning set forth in Schedule B.
1.3 Extended Meanings
          In this Agreement:
(a)	words importing the singular number include the plural and vice versa;
(b)	words importing the masculine gender include the feminine and neuter genders;
(c)	if a word is defined in this Agreement, a derivative of that word shall have a corresponding meaning;

(d)	the terms “herein”, “hereby”, “hereof”, “hereunder”, “hereto” and similar expressions mean or refer to this Agreement and not to any particular provision of this Agreement;
(e)	the use of the word “include” or “including” shall be deemed to include “include, without limitation”, or “including, without limitation”, as applicable; and
(f)	references to any statute shall extend to and include orders-in-council or regulations passed under and pursuant thereto, or any amendment or re-enactment of such statute, orders-in-council or regulations, or any statute, order-in-council or regulations substantially in replacement thereof.
1.4 References
          References to Articles, Sections, Subsections or Schedules refer to articles, sections, subsections or schedules of this Agreement.
1.5 Currency
          All dollar amounts referred to in this Agreement are in U.S. dollars, unless otherwise indicated herein.
1.6 Computation of Time Periods
          Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limit for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.
1.7 Headings
          Headings and the table of contents are not to be considered part of this Agreement and are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents hereof.
1.8 Schedules
          The following schedules are attached hereto and form a part of this Agreement.
Schedule A Statement of Principles
Schedule B Definitions
Schedule C Terms and Conditions of the Canadian Transaction Agreements

Schedule C1 FCCL Oil Sands Partnership Agreement
Schedule C2 EnCana Oil Sands Assets Contribution Agreement
Schedule C3 ConocoPhillips (Canada) Subscription Agreement
Schedule C4 [REDACTED]
Schedule C5 Administration and Operating Services (Canada) Agreement
Schedule C6 [REDACTED]
Schedule C7 [REDACTED]
Schedule C8 Diluent Supply Agreement
Schedule C9 Bitumen Marketing Agreement

Schedule C10 Dispute Resolution Procedure
Schedule D Terms and Conditions of the US Transaction Agreements
Schedule D1 US Refinery LLC Agreement
Schedule D2 ConocoPhillips Refinery Assets Contribution Agreement
Schedule D3 EnCana (US) Subscription Agreement
Schedule D4 Administration and Operating Services (US) Agreement
Schedule D5 Technology (US) Licenses
Schedule D6 Refinery Products Marketing Agreement
Schedule D7 Feedstock Supply Agreement
Schedule D8 Dispute Resolution Procedure
Schedule E [REDACTED]
ARTICLE 2
THE TRANSACTIONS AND TRANSACTION AGREEMENTS
2.1 [REDACTED]
2.2 The FCCL Oil Sands Partnership
          From and after the date of execution hereof, EnCana and ConocoPhillips will use all commercially reasonable efforts to negotiate, in good faith, the terms and conditions of a general partnership agreement to govern the ownership and operation of the Oil Sands Assets, having the terms and conditions set forth in Schedule C1 (the “FCCL Oil Sands Partnership Agreement”).
2.3 ConocoPhillips (Canada) Subscription
(a)	On the Closing Date, ConocoPhillips will cause ConocoPhillips (Canada) to subscribe for its interest in the FCCL Oil Sands Partnership upon and subject to the terms and conditions more particularly described in Schedule C3 (the “ConocoPhillips (Canada) Subscription”), the terms and provisions of which subscription will be set out in a subscription agreement (the “ConocoPhillips (Canada) Subscription Agreement”);

(b)	Concurrently with the execution and delivery of the ConocoPhillips (Canada) Subscription Agreement, ConocoPhillips (Canada) will become a Partner in the FCCL Oil Sands Partnership and the following shall apply:
(i)	the agreement forming the FCCL Apple Partnership will be amended and restated as the “FCCL Oil Sands Partnership Agreement” and thereafter, the FCCL Apple Partnership will be referred to in this Agreement as the “FCCL Oil Sands Partnership”;

(ii)	EnCana will cause EnCana (Canada) and EnCana (Operator) to execute the FCCL Oil Sands Partnership Agreement; and

(iii)	ConocoPhillips will cause ConocoPhillips (Canada) to execute the FCCL Oil Sands Partnership Agreement.
2.4 Formation of the US Refinery LLC
(a)	From and after the date of execution hereof, EnCana and ConocoPhillips will use all commercially reasonable efforts to negotiate, in good faith, the terms and conditions of a limited liability company agreement to govern the ownership and operation of the Refinery Assets, having the terms and conditions set forth in Schedule D1 (the “US Refinery LLC Agreement”).

(b)	On the Closing Date, EnCana (US) and ConocoPhillips (US) will form the US Refinery LLC upon and subject to the terms and conditions of the US Refinery LLC Agreement.
2.5 Contributions to the US Refinery LLC
(a)	On the Closing Date, concurrently with the execution and delivery of the US Refinery LLC Agreement:
(i)	ConocoPhillips will cause ConocoPhillips (US) to:
(A)	contribute the Refinery Assets to the US Refinery LLC pursuant to a contribution agreement having the terms and conditions set forth in Schedule D2 (the “ConocoPhillips Refinery Assets Contribution Agreement”); and

(B)	[REDACTED];
in consideration for Membership Units of the US Refinery LLC representing a 50% Membership Interest in the US Refinery LLC; and

(ii)	EnCana will cause EnCana (US) to subscribe for Membership Units of the US Refinery LLC representing a 50% Membership Interest in the US Refinery LLC (the “EnCana (US) Subscription”), pursuant to a subscription agreement having the terms and conditions more particularly described in Schedule D3 (the “EnCana (US) Subscription Agreement”).
(b)	Immediately following the formation of the US Refinery LLC, EnCana (US) will transfer its Membership Units in the US Refinery LLC to EnCana LLC; [REDACTED].
2.6 Adjustment Date
          If the Closing Date does not occur on January 2, 2007, for any reason, the economic benefit of the transactions contemplated hereunder and under the Transaction Agreements shall be subject to adjustment as of the Adjustment Date, unless otherwise agreed to by the Parties.
2.7 The Transaction Agreements
          From and after the date of execution hereof, EnCana and ConocoPhillips will use all commercially reasonable efforts to negotiate, in good faith, the terms and conditions of the following agreements (the “Transaction Agreements”) to be executed and delivered into escrow on or by December 15, 2006, and in any event, on the Closing Date, or such earlier date as may be required by the EnCana (Canada) Reorganization Transactions, as applicable, by the parties thereto:
(a)	in respect of the FCCL Oil Sands Partnership:
(i)	the FCCL Oil Sands Partnership Agreement;

(ii)	the EnCana Oil Sands Assets Contribution Agreement;

(iii)	the ConocoPhillips (Canada) Subscription Agreement;

(iv)	[REDACTED];

(v)	the Administration and Operating Services (Canada) Agreement;

(vi)	[REDACTED];

(vii)	[REDACTED];

(viii)	the Diluent Supply Agreement; and

(ix)	the Bitumen Marketing Agreement;
(b)	in respect of the US Refinery LLC:
(i)	the US Refinery LLC Agreement;

(ii)	the ConocoPhillips Refinery Assets Contribution Agreement;

(iii)	the EnCana (US) Subscription Agreement;

(iv)	the EnCana (US) Subscription Note;

(v)	the Administration and Operating Services (US) Agreement;

(vi)	[REDACTED];

(vii)	the Feedstock Supply Agreement; and

(viii)	the Refinery Products Marketing Agreement; and
(c)	[REDACTED]; and

(d)	such other agreements, documents and instruments as the Parties shall agree.
2.8 [REDACTED]
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE PARTIES
3.1 Representations and Warranties of EnCana Corporation
          EnCana hereby represents and warrants to ConocoPhillips as follows:
(a)	Standing: each of the EnCana Parties is now or will be, prior to entering into any of the Transaction Agreements to which it is a party, duly formed and subsisting, and registered to carry on business and own its assets in the jurisdiction(s) where it carries on business;

(b)	Requisite Authority: each of the EnCana Parties has now or will have, prior to entering into any of the Transaction Agreements to which it is a party, the requisite capacity, power and authority to execute this Agreement and each of the Transaction Agreements to which it is or will become a party and to perform the obligations to which it hereby becomes or will thereby become subject;

(c)	No Conflict: neither the execution and delivery of this Agreement nor the Transaction Agreements will be in violation or breach of, or be in conflict with:
(i)	any term or provision of the constating documents of any of the EnCana Parties;

(ii)	any agreement, instrument, permit or authority to which any of the EnCana Parties is party or by which any of the EnCana Parties is bound, except as would not reasonably be expected to have a Material Adverse Effect; or

(iii)	subject to obtaining all necessary Authorizations prior to Closing, any Applicable Law or any judicial order, award, judgment or decree applicable to any of the EnCana Parties or the Oil Sands Assets, except as would not reasonably be expected to have a Material Adverse Effect; and
(d)	Execution And Enforceability: each of the EnCana Parties has or will have, prior to entering into any of the Transaction Agreements to which it is a party, taken all internal actions necessary to authorize the execution and delivery of this Agreement, the documents required to implement the EnCana (Canada) Reorganization Transactions and the Transaction Agreements and to complete the transactions contemplated herein and therein in accordance with their respective terms. This Agreement has been validly executed and delivered by EnCana, and this Agreement does and all other documents executed and delivered on behalf of each of the EnCana Parties hereunder, including the agreements required to complete the EnCana (Canada) Reorganization Transactions and the Transaction Agreements shall, when so executed, constitute valid and binding obligations of each of the EnCana Parties that is a party thereto, enforceable against each of them in accordance with their respective terms and conditions (except as may be limited by bankruptcy, insolvency or similar laws of general application).
3.2 Representations and Warranties of ConocoPhillips
          ConocoPhillips hereby represents and warrants to EnCana as follows:
(a)	Standing: each of the ConocoPhillips Parties is duly formed and subsisting, and registered to carry on business and own its assets in the jurisdiction(s) where it carries on business;

(b)	Requisite Authority: each of the ConocoPhillips Parties has or will have, prior to entering into any of the Transaction Agreements to which it is a party, the requisite capacity, power and authority to execute this Agreement and each of the Transaction Agreements to which it is or will become a party and to perform the obligations to which it hereby becomes or will thereby become subject;

(c)	No Conflict: neither the execution and delivery of this Agreement nor the Transaction Agreements will be in violation or breach of, or be in conflict with:
(i)	any term or provision of the constating documents of any of the ConocoPhillips Parties;

(ii)	any agreement, instrument, permit or authority to which any of the ConocoPhillips Parties is party or by which any of the ConocoPhillips Parties is bound, except as would not reasonably be expected to have a Material Adverse Effect; or

(iii)	subject to obtaining all necessary Authorizations prior to Closing, any Applicable Law or any judicial order, award, judgment or decree applicable to any of the ConocoPhillips Parties or the Refinery Assets, except as would not reasonably be expected to have a Material Adverse Effect; and
(d)	Execution And Enforceability: each of the ConocoPhillips Parties has or will have, prior to entering into any of the Transaction Agreements to which it is a party, taken all actions necessary to authorize the execution and delivery of this Agreement and the Transaction Agreements and to complete the transactions contemplated herein and therein in accordance with their respective terms. This Agreement has been validly executed and delivered by ConocoPhillips, and this Agreement does and all other documents executed and delivered on behalf of each of the ConocoPhillips Parties hereunder, including the Transaction Agreements shall, constitute valid and binding obligations of each of the ConocoPhillips Parties that is a party thereto, enforceable against each of them in accordance with their respective terms and conditions (except as may be limited by bankruptcy, insolvency or similar laws of general application).

ARTICLE 4
COVENANTS OF THE PARTIES
4.1 [REDACTED]
4.2 [REDACTED]
4.3 Access to Books and Records, Assets and Personnel
          Each Party will, during the Term, during normal business hours and in a manner that is not disruptive to the conduct of the other Party’s business and affairs, subject to third party confidentiality restrictions on disclosure and all Applicable Laws, including any applicable privacy legislation, provide to the other Party and its representatives, reasonable access to:
(a)	the books and records of such Party in relation to title, operating, technical, financial and environmental data and information (including the Material Contracts and all documents and information relevant to pre-Closing liabilities, including Environmental liabilities) pertaining to the Oil Sands Assets or the Refinery Assets, as applicable; and

(b)	the site locations of the Oil Sands Assets and the Refinery Assets, as applicable; provided that:
(i)	any such site visit shall be at the sole risk and expense of the Party that requests such site visit;

(ii)	the requesting Party shall, and shall cause its representatives to comply with the other Party’s safety and other requirements applicable to site visits;

(iii)	the requesting Party will not be entitled to take any samples or conduct any tests that involve removing soil or penetrating the subsurface of any lands at the site unless mutually agreed by the Parties; and

(iv)	the requesting Party shall indemnify and save harmless the other Party and its representatives from all losses, liabilities and claims directly attributable to the site visit, in each case, for the purpose of:
(c)	in the case of EnCana:
(i)	allowing EnCana to complete its due diligence of the Refinery Assets, it being understood that satisfaction with the due diligence results, as such, is not a condition precedent of Closing nor does it provide a basis for renegotiating the fair market value of the Refinery Assets;

(ii)	allowing EnCana to confirm that the ConocoPhillips Refinery Assets Contribution Agreement contains an accurate and complete description of the Refinery Assets; and

(iii)	assisting in the delineation of a pre-Closing liabilities baseline, including Environmental liabilities, that reflects, to the extent possible, the pre-Closing liabilities, including Environmental liabilities, existing prior to the Closing Date that ConocoPhillips (US) will remain liable for under the terms of the ConocoPhillips Refinery Assets Contribution Agreement; and
(d)	in the case of ConocoPhillips:
(i)	allowing ConocoPhillips to complete its due diligence of the Oil Sands Assets, it being understood that satisfaction with the due diligence results, as such, is not a condition precedent of Closing nor does it provide a basis for renegotiating the fair market value of the Oil Sands Assets;

(ii)	allowing ConocoPhillips to confirm that the EnCana Oil Sands Assets Contribution Agreement contains an accurate and complete description of the Oil Sands Assets; and

(iii)	assisting in the delineation of a pre-Closing liabilities baseline, including Environmental liabilities, that reflects, to the extent possible, the pre-Closing liabilities, including Environmental liabilities, existing prior to the Closing Date that EnCana (Canada) and EnCana (Operator) will remain liable for under the terms of the EnCana Oil Sands Assets Contribution Agreement.
4.4 Competition Act (Canada)
          ConocoPhillips shall prepare and file, on behalf of the Parties, as promptly as practicable with the Competition Bureau, a request for an Advance Ruling Certificate under Section 102 of the Competition Act (Canada) and shall furnish such supplemental information as may be requested by the Competition Bureau in connection therewith. EnCana and its Affiliates shall furnish to ConocoPhillips such necessary information and shall provide such reasonable assistance to ConocoPhillips as ConocoPhillips may request in connection with such application. EnCana and ConocoPhillips shall each be responsible for the payment of 1/2 of the applicable filing fees in connection therewith.
4.5 Hart-Scott-Rodino Antitrust Improvements Act of 1976
          EnCana shall prepare and file, as promptly as practicable with the U.S. Federal Trade Commission (the “FTC”) and the Anti-Trust Division of the U.S. Department of Justice (the “Antitrust Division”) the notification and report form, if any, required for the transactions contemplated by this Agreement and the Transaction Agreements pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and shall promptly furnish any information or documentary material requested by the FTC or the Antitrust Division. ConocoPhillips and its Affiliates shall furnish to EnCana or the FTC or the Antitrust Division, such necessary information and shall provide such reasonable assistance as EnCana may request in connection with such notification. EnCana and ConocoPhillips shall each be responsible for the payment of 1/2 of the applicable filing fees in connection therewith.
4.6 Exon-Florio
          The Parties shall jointly cooperate to enable EnCana to prepare and file, as promptly as practicable with the Council of Foreign Investments of the United States, the notification and report form, if any is required for the transactions contemplated by this Agreement and the Transaction Agreements, and shall furnish any supplemental information requested in connection therewith pursuant to Section 721 of the Omnibus Trade and Competitiveness Act of 1988. ConocoPhillips and its Affiliates shall furnish to EnCana, such necessary information and shall provide such reasonable assistance as EnCana may request in connection with such notification.
4.7 Interim Covenants
          Each of EnCana and ConocoPhillips shall, and shall cause the EnCana Parties and the ConocoPhillips Parties, as applicable, to:
(a)	Business Operations: conduct the business related to the Oil Sands Assets or the Refinery Assets, as applicable, in material respects in the ordinary and usual course of business as conducted on the date hereof and in accordance with Applicable Laws, the Material Contracts and good industry operating practices and shall keep proper accounting records, consistent with historical practice in relation thereto;

(b)	Negative Covenants: not, except as contemplated by the EnCana (Canada) Reorganization Transactions, in the case of the EnCana Parties, without the consent of ConocoPhillips, and in the case of the ConocoPhillips Parties, without the consent of EnCana, which consent will not be unreasonably withheld, conditioned or delayed:

(i)	authorize, propose, make or commit to make any single capital or extraordinary expenditure in respect of the Oil Sands Assets or the Refinery Assets, as applicable, [REDACTED]; provided that such consent will not be required if:
(A)	the failure to make or commit to such expenditure would result in the loss of an interest in the Oil Sands Assets or Refinery Assets, as applicable;

(B)	such payments are required directly because of a catastrophe or other event occurs that is reasonably expected to endanger life or property;

(C)	such payments are required by any of the Material Contracts, Applicable Laws or are in respect of taxes or royalties; or

(D)	such payments relate to the Wood River core project, the Borger Coker expansion project or the drilling and development projects relating to the Oil Sands Assets, all to the extent previously disclosed between the Parties;
(ii)	enter into, or materially amend, assign or otherwise dispose of, or terminate any Material Contracts, arrangements, agreements or commitments relating to the Oil Sands Assets or the Refinery Assets, as applicable, or the operation thereof, except in the ordinary course of business consistent with past practice;

(iii)	sell, transfer, assign, convey, contribute, distribute, farmout, surrender, relinquish, abandon, forfeit, encumber or otherwise dispose of or alienate any Oil Sands Assets or Refinery Assets, as applicable, except:
(A)	those that have become obsolete;

(B)	those which have expired or terminated in accordance with their terms; or

(C)	otherwise, in the ordinary course of business consistent with past practice and not material; or
(iv)	agree or commit to do any of the foregoing;
(c)	Notifications: notify the other Party promptly:
(i)	upon receipt of a notice of material violation of any Applicable Laws (including Environmental Laws) related to the ownership, use or operation of the Oil Sands Assets or the Refinery Assets, as applicable or notice of any material default under any of the Material Contracts;

(ii)	upon receipt or commencement of a material statement of claim or other judicial or regulatory proceeding involving or affecting the ownership, use or operation of the Oil Sands Assets or the Refinery Assets, as applicable (other than regulatory proceedings carried out in the ordinary course of business);

(iii)	upon the occurrence of any of the following in relation to the Oil Sands Assets or the Refinery Assets, as applicable:
(A)	a material event that is reportable under applicable Environmental Laws;

(B)	any material violation of any Environmental Laws or any event that would reasonably be expected to give rise to a material liability under any Environmental Laws; and

(iv)	upon the occurrence of any event or transaction that would reasonably be expected to have a Material Adverse Effect;
(d)	Authorizations and Third Party Consents: identify and, on or before the Closing Date, obtain, all necessary Authorizations and third party consents necessary to consummate the transactions contemplated by this Agreement [REDACTED];

(e)	Organization; Authorization; No Violation: ensure that on the Closing Date:
(i)	each is duly formed or incorporated, as applicable, in the case of the FCCL Oil Sands Partnership, under the laws of Canada or a province thereof, and in the case of the US Refinery LLC, under the laws of the United States or a state thereof, and that it and any of its Affiliates that participate in the transactions contemplated by this Agreement and the Transaction Agreements are fully qualified to transact their respective businesses and are in good standing and up-to-date in all material corporate filings in each jurisdiction in which the conduct of its business or the ownership or leasing of its property requires such qualification;

(ii)	each of them and each of their respective Affiliates that participate in the transactions contemplated by this Agreement and the Transaction Agreements, have all necessary power and authority to execute, deliver and perform all of their obligations under the Transaction Agreements, and all necessary action, corporate or otherwise, has been taken by or on behalf of each of them to approve the transactions contemplated by this Agreement and the Transaction Agreements;

(iii)	the Transaction Agreements, when executed and delivered by it or any Affiliate of it, will be duly executed and delivered and will constitute the legal, valid and binding obligations of the signatories thereto, enforceable against them in accordance with their respective terms, subject to the qualifications that: (A) such enforceability may be subject to bankruptcy, insolvency, moratorium, arrangement or other laws affecting creditor’s rights and to general principles of equity; and (B) equitable remedies that are discretionary and that may or may not be available in any particular circumstance; and

(iv)	except for Authorizations required in connection with the transactions contemplated by this Agreement or the Transaction Agreements, and subject to the satisfaction or waiver of the conditions precedent of a Party, the execution and delivery of the Transaction Agreements to which it is a party and performance of its obligations under such Transaction Agreements or the consummation of the transactions contemplated hereby or thereby, will not:
(A)	conflict with or require the consent or waiver of rights of any Person under the terms, conditions or provisions of its constating documents, except those that have been obtained or will be obtained by the Closing Date;

(B)	violate any provision of Applicable Law, or require the filing with or notice to, any Authorized Authority having jurisdiction, [REDACTED]; or

(C)	conflict with or result in a breach of, constitute a default under (whether with notice or the lapse of time or both) or accelerate or permit the acceleration of the performance required by, or terminate or make terminable at the option of any other Person to, or require any consent, authorization or approval that has not been obtained under, any indenture, mortgage, lien, lease, agreement or instrument to which it (or any Affiliate participating in the transactions contemplated by this Agreement or the Transaction Agreements) is a party or by which any of them are bound or to which the Oil Sands Assets or the Refinery Assets, as applicable, are subject, [REDACTED]; and

(f)	Further Assurances: take, or cause to be taken by its Affiliates, and to the extent of its interest, authorize the Oil Sands Operator and the Refinery Operator to take, all such other action, and to do or cause to be done, all such other things necessary, proper or advisable, including under Applicable Laws, to effect the consummation of the transactions contemplated by this Agreement.
4.8 [REDACTED]
ARTICLE 5
CONDITIONS PRECEDENT
5.1 Conditions Precedent of EnCana
          The obligations of EnCana to complete the transactions contemplated by this Agreement and the Transaction Agreements are conditional on and subject to the fulfillment or, as applicable, the non-occurrence, of the following, any one or more of which may be waived, in whole or in part by EnCana, by written notice to ConocoPhillips on or by the Closing Date, or such earlier date as may be specified below:
(a)	Transaction Agreements: ConocoPhillips shall have, and shall have caused its Affiliates to have, executed and delivered the Transaction Agreements;

(b)	Authorizations: all Authorizations and third party consents required to consummate the transactions contemplated by this Agreement shall have been obtained, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect;

(c)	Compliance by ConocoPhillips of Covenants: ConocoPhillips shall have complied with or performed, or caused its Affiliates to comply with or perform, as applicable, in all material respects, all of their respective agreements and covenants in this Agreement and the Transaction Agreements to be complied with or performed by them prior to the Closing Date;

(d)	Truth of Representations and Warranties: the representations and warranties of ConocoPhillips contained in this Agreement and the Transaction Agreements shall be true on the Closing Date (except for representations and warranties made as of an earlier date, in which case as of such date), except for inaccuracies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(e)	Non-Violation: the transactions contemplated by this Agreement must not contravene any Applicable Laws, judgments, orders or injunctions in effect which contravention would reasonably be expected to have a Material Adverse Effect; and
(f)	[REDACTED]
5.2 Conditions Precedent of ConocoPhillips
          The obligations of ConocoPhillips to complete the transactions contemplated by this Agreement and the Transaction Agreements are conditional on and subject to the fulfillment or, as applicable, the non-occurrence, of the following, any one or more of which may be waived, in whole or in part by ConocoPhillips by written notice to EnCana on or by the Closing Date, or such earlier date as may be specified below:
(a)	Transaction Agreements: EnCana shall have and shall have caused its Affiliates to have, executed and delivered the Transaction Agreements;

(b)	Authorizations: all Authorizations and third party consents required to consummate the transactions contemplated by this Agreement shall have been obtained, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect;

(c)	Compliance by EnCana of Covenants: EnCana shall have complied with or performed, or caused its Affiliates to comply with or perform, as applicable, in all material respects, all of their respective agreements and covenants in this Agreement and the Transaction Agreements to be complied with or performed by them prior to the Closing Date;

(d)	Truth of Representations and Warranties: the representations and warranties of EnCana contained in this Agreement and the Transaction Agreements shall be true on the Closing Date (except for representations and warranties made as of an earlier date, in which case as of such date), except for inaccuracies that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(e)	Non-Violation: the transactions contemplated by this Agreement must not contravene any Applicable Laws, judgments, orders or injunctions in effect which contravention would reasonably be expected to have a Material Adverse Effect; and

(f)	[REDACTED]
5.3 Parties Responsibilities for Conditions
          The Parties shall use all commercially reasonable efforts, to the extent within their control, to procure satisfaction of the conditions set forth in Sections 5.1 and 5.2 and each Party will advise the other promptly of the satisfaction of any such conditions, to the extent such condition is satisfied prior to the Closing Date.
ARTICLE 6
TERM AND TERMINATION
6.1 Term
          Unless otherwise agreed to by the Parties, this Agreement shall remain in effect from the date hereof until a date that is the earlier of: (a) the Closing Date; and (b) such earlier date as is provided for in Section 6.2 (the “Term”).
6.2 Early Termination
          This Agreement may be terminated and shall be of no further force and effect, without liability on the part of either Party, except as provided in Section 6.3, prior to the expiry of the Term:
(a)	by the written agreement of the Parties;

(b)	[REDACTED];

(c)	by either Party if:
(i)	[REDACTED];

(ii)	the other Party shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform would:
(A)	give rise to the failure of a condition set forth in Sections 5.1 or 5.2 , as applicable, of this Agreement; and

(B)	in addition, in the case of the conditions set forth in Sections 5.1(c) and (d) and 5.2(c) and (d), the condition is incapable of being cured by such Party, or, if capable of being cured, is not cured before the later of: (1) 30 days following receipt of written notice of such breach or failure to perform; and (2) June 30, 2007 (being the cure period);

(iii)	any Authorized Authority or other Person from which an Authorization is required to consummate the transactions contemplated by this Agreement advises in writing of its refusal to give or grant such approval or consent, which the failure to obtain would reasonably be expected to have a Material Adverse Effect;

(iv)	an Insolvency Event occurs in relation to the other Party or an Affiliate of the other Party; or

(v)	any order, decree or judgement of any Authorized Authority shall have been entered and shall not have been stayed and the appeal periods in respect of which have expired that enjoins or prohibits the transactions contemplated by this Agreement, which the failure to comply with would reasonably be expected to have a Material Adverse Effect;
provided that, a Party will not be allowed to exercise any right of termination pursuant to the provisions of this Agreement if the event giving rise to such right is due to the failure of such Party to perform or observe in any material respect, any of the covenants or agreements set forth herein to be performed or observed by such Party.
6.3 [REDACTED]
ARTICLE 7
NOTICES
7.1 Notices
          All notices, consents and other instruments that are required or may be given pursuant to this Agreement must be given in writing and delivered personally or by facsimile or electronically as follows:

If to:	EnCana Corporation
EnCana on 8th
1800, 855 – 2nd Street SW
Calgary, AB T2P 2S5
Attention: Corporate Secretary
Facsimile: (403) 645-4617

If to:	ConocoPhillips
600 North Dairy Ashford Road
Houston, Texas 77079
Attention: Senior Vice President, Legal, and General Counsel
Facsimile: (281) 293-1000
or in accordance with the latest unrevoked instructions delivered by one Party to the other. All notices will be deemed to have been duly given at the time of delivery or, in the case of facsimile or electronically, if faxed or electronically delivered and received prior to 4:00 p.m., then at the time of receipt, otherwise, on the first Business Day after faxing or electronic delivering.
ARTICLE 8
MISCELLANEOUS
8.1 Costs and Expenses
          Except as specifically provided herein, all legal and other costs and expenses incurred by a Party and its Affiliates in connection with this Agreement and the transactions contemplated hereby will be paid by the Party that incurred the same.

8.2 Confidentiality
(a)	Except as otherwise provided in this Agreement or any Transaction Agreement to which it is a party or by which it is bound, each of the Parties agrees that all information, data and technology disclosed by it to the other Party, and otherwise, that it receives or acquires in connection with this Agreement or the Transaction Agreements, or the transactions contemplated hereby or thereby (“Confidential Information”) shall be kept confidential and shall not be disclosed to any Person except as permitted in this Section 8.2.

(b)	In complying with the foregoing, each Party shall and shall ensure that its Affiliates, use the same degree of care as would be used by a normally prudent Person in protecting its own proprietary and confidential information.

(c)	Notwithstanding the foregoing:
(i)	a Party shall not be required to keep confidential any Confidential Information that is at the time of the disclosure, through no wrongful act or omission of the Party, a part of the public domain; and

(ii)	each Party shall have the right to disclose Confidential Information:
(A)	to the extent permitted by this Agreement and any Transaction Agreements;

(B)	to the extent consented to by the other Parties;

(C)	to its Affiliates that agree to be bound by the provisions of this Section 8.2;

(D)	to the extent required by Applicable Laws or the requirements of any Authorized Authority having jurisdiction; provided that prompt written notice of the circumstances of the required disclosure is given to the other Party, and the other Party is given the ability to object to such disclosure and, at its election, to take such steps as it may consider necessary to maintain the confidentiality of the Confidential Information by such Authorized Authority (including, without limitation, steps to obtain a protective order or other assurance that confidential treatment will be accorded to the Confidential Information after the disclosure) and that the Party required to make disclosure shall furnish only that portion of the Confidential Information that is legally required; and

(E)	in legal or arbitration proceedings involving the rights and obligations of the Parties (which proceedings shall be kept confidential to the extent permitted by Applicable Laws).
8.3 Survival
          The provisions of Section [REDACTED] shall survive the termination of this Agreement until all payments required to be made thereunder have been duly paid. The provisions of Section 8.2 shall survive the termination of this Agreement for a period of two years. The provisions of this Section 8.3 shall survive the termination of this Agreement until all obligations under both Sections [REDACTED] and 8.2 have been satisfied or extinguished.
8.4 Press Releases and Announcements
          The Parties shall consult with one another before making, and shall agree upon the content of, any news release or other public disclosure in connection with this Agreement or any of the Transaction Agreements, provided that this Section 8.4 shall not apply to any release or disclosure which is required by Applicable Law or the rules and policies of any Authorized Authority having jurisdiction and the context of which is not agreed upon by a Party after reasonable notice. The Parties will use their reasonable efforts to make press releases and respond to press and other inquiries for information and all other general dissemination of information relating to the transactions contemplated herein jointly, except where such disclosure is required by Applicable Laws, including the rules of a stock exchange to which a Party may be subject, or any Authorized Authority, in which case, the Party that is required to make such disclosure shall provide the other Party with details of the nature and substance of such disclosure as soon as possible, but in all cases, prior to the public release thereof, and will use its reasonable efforts to ensure that the information so disclosed insofar as it relates to the Party and this Agreement or any of the Transaction Agreements, is only that which is necessary in order to comply with such laws or rules.
8.5 Access to Historical Information
(a)	The FCCL Oil Sands Partnership Agreement and the US Refinery LLC Agreement will each provide that, if required pursuant to applicable securities laws, including in connection with continuous disclosure obligations, a public offering distribution or public financing, the Parties, their Affiliates and agents, shall be entitled, on providing reasonable advance notice, to:
(i)	have reasonable access to financial information (including financial statements) relating to the assets of the FCCL Oil Sands Partnership or the US Refinery LLC, as applicable, in the possession and control of such Party or any of its Affiliates for the three most recently completed financial years pertaining to such assets, including on an annual, quarterly, monthly or other basis (the “Historical Financial Information”); and

(ii)	include the Historical Financial Information in any public filings required by applicable securities laws.
(b)	Each Party shall, and shall cause their respective Affiliates to, as necessary, cooperate with the other Party and its Affiliates, to:
(i)	access the Historical Financial Information, and to the extent necessary, to prepare such additional interim financial statements as may be requested for the period required in order to permit the requesting Party or its Affiliates to fulfill all of its applicable securities law filing requirements; and

(ii)	use reasonable efforts to cause their auditors to participate in any due diligence by underwriters and agents involved in such public offering or public financing and to cooperate with respect to the delivery of consent and comfort letters required by applicable securities law filing requirements; provided, however, that any fees and expenses of such auditors in connection therewith shall be paid by such other Party.
(c)	The Party and its Affiliates that provide such Historical Financial Information shall have no liability with respect to any of the Historical Financial Information provided by them and the Party using such Historical Financial Information (whether or not the public offering or public financing occurs) shall indemnify and save the Party and its Affiliates harmless from any claim that may be brought against any of them, and from any losses, costs, damages, expenses that any of them may suffer, sustain, pay or incur arising in connection with the use, or distribution of such Historical Financial Information.
8.6 Assignment
          This Agreement may not be assigned by either Party, without the prior written consent of the other Party, which consent may be unreasonably or arbitrarily withheld.
8.7 Entire Agreement
          This Agreement and the Confidentiality Agreement constitute the entire agreement of the Parties relating to, and there are not collateral or other statements, understandings, covenants, agreements, representations or warranties, written or oral, relating to, the subject matter of this Agreement or the Confidentiality Agreement.

This Agreement and the Confidentiality Agreement supersede all prior agreements, understandings, negotiations and discussions, whether written or oral, between the Parties or their Affiliates relating to the subject matter hereof or thereof.
8.8 Waiver
(a)	No waiver by any Party of any default by the other Party in the performance of any provision, condition or requirement herein shall be deemed to be a waiver of, or in any manner release such Party from performance of, any other provision, condition or requirement herein, nor shall such waiver be deemed to be a waiver of, or in any manner a release of, such Party from future performance of the same provision, condition or requirement.

(b)	Any delay in exercising or failure to exercise any right, remedy, power or privilege hereunder on the part of any Party shall not operate as a waiver thereof nor impair the exercise of any such right, remedy, power or privilege or any other right, remedy, power or privilege accruing to such Party thereafter.

(c)	The failure of a Party to perform its obligations hereunder shall not release the other Party from the performance of its obligations.
8.9 Amendment
          This Agreement may not be varied or amended in its terms otherwise than by an instrument in writing dated subsequent to the date hereof, executed by duly authorized representatives of the Parties.
8.10 Time
          Time shall be of the essence hereof.
8.11 Governing Law
(a)	This Agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this Agreement or its formation) will be governed by and construed in accordance with the laws in force in the Province of Alberta. There will be no application of any conflict of laws rules inconsistent with this Section 8.11.

(b)	In respect of any recourse to courts of competent jurisdiction permitted by this Agreement or any of the Transaction Agreements, the Parties do hereby:
(i)	submit and attorn to the non-exclusive jurisdiction of the Alberta courts to hear and decide any proceedings;

(ii)	waive all right to object to jurisdiction or execution in any proceedings which they may now or hereafter have by reason of domicile or otherwise;

(iii)	waive and agree not to plead or claim that any proceedings in such courts has been brought in an inappropriate forum; and

(iv)	waive to the extent permitted by law any right they may have to, or to apply for, trial by jury in connection with any proceedings.
(c)	The Parties do hereby waive any right to immunity they may have or be entitled to in respect of jurisdiction, investigation or the enforcement of any award or judgment from proceedings arising out of or in connection with this Agreement or its formation or any of the transactions contemplated hereby or legal relationship established thereby.

8.12 Enurement
          This Agreement shall enure to the benefit of and be binding upon the Parties hereto and, to the extent permitted hereunder, their successors and assigns.

8.13 Counterpart and Facsimile Execution
          This Agreement may be executed in as many counterparts as are deemed necessary, and may be delivered by facsimile or in electronic pdf form, and when so executed and delivered, each such counterpart is as valid and binding on all Parties hereto as every other such counterpart. If a Party delivers a counterpart by facsimile or in electronic pdf form, that Party shall promptly thereafter deliver to the other Party an originally executed counterpart.
          IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first set out above.

CONOCOPHILLIPS		ENCANA CORPORATION

Per:	/s/ James J. Mulva	Per:	/s/ Randy Eresman

	James J. Mulva		Randy Eresman
	Chairman and Chief Executive Officer		President and Chief Executive Officer

SCHEDULE A
STATEMENT OF PRINCIPLES
[REDACTED]

SCHEDULE B
DEFINITIONS
(a)	[REDACTED]

(b)	“Administration and Operating Services (Canada) Agreement” means the administration and operating services agreement for the FCCL Oil Sands Partnership, to be entered into by the FCCL Oil Sands Partnership and EnCana (Operator), having the terms and conditions set forth in Schedule C5.

(c)	“Administration and Operating Services (US) Agreement” means the administration and operating services agreement for the US Refinery LLC, to be entered into by the US Refinery LLC and ConocoPhillips (US), having the terms and conditions set forth in Schedule D4.

(d)	“Affiliate” of any Person means any other Person who directly or indirectly Controls, or is Controlled by, or is under common Control with, such Person.

(e)	“Affiliate Member” means a Member of the US Refinery LLC that is an Affiliate of another Member of the US Refinery LLC.

(f)	“Affiliate Partner” means a Partner of the FCCL Oil Sands Partnership that is an Affiliate of another Partner of the FCCL Oil Sands Partnership.

(g)	“Agreement” means this Agreement, including Schedules A to E, inclusive, and all amendments thereto made in accordance with Section 8.9.

(h)	“Applicable Law” means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice and orders of and the terms of all judgments, orders and decrees issued by any Authorized Authority by which such Person is bound or having application to the transaction or event in question.

(i)	[REDACTED]

(j)	“Authorizations” means all authorizations, permits, decisions, judgments, directions, entitlements, licenses, orders, consents, approvals, exemptions, registrations, rulings, advance rulings and certificates whether now existing or hereafter issued or obtained or required to be issued or obtained and which are or may be given or issued by any Authorized Authority pursuant to Applicable Laws. Without limitation of the foregoing, “Authorizations” shall include: (i) termination or expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (ii) receipt of an advance ruling certificate or “no action letter” under the Competition Act (Canada); and (iii) all approvals or authorizations required in connection with Section 721 of the Omnibus Trade and Competitiveness Act of 1988.

(k)	“Authorized Authority” means, in relation to any Person, transaction or event, any: (i) federal, provincial, state, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including securities exchanges, in each case having jurisdiction over such Person, transaction or event. Without limitation of the foregoing, “Authorized Authority” shall include: (i) the U.S. Federal Trade Commission; (ii) the Antitrust Division of the U.S. Department of Justice; (iii) the President of the United States and the Committee on Foreign Investments of the United States; and (iv) the Commissioner of Competition appointed under the Competition Act (Canada).

(l)	“Bitumen” means “crude bitumen”, as that term is defined in the Mines and Minerals Act (Alberta).

(m)	“Bitumen Marketing Agreement” means the bitumen marketing agreement to be entered into by EnCana or an Affiliate of EnCana and the FCCL Oil Sands Partnership having the terms and conditions set forth in Schedule C9.

(n)	“Borger Refinery” means the refinery owned, directly or indirectly, by ConocoPhillips and located at Borger, Texas, as more particularly described in Schedule D2.

(o)	“Business Day” means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, and Houston, Texas, but does not in any event include a Saturday or a Sunday or statutory holiday in Alberta or Texas.

(p)	[REDACTED]

(q)	“Canadian and US Disposition Interests” has the meaning set forth in Schedule C1.

(r)	[REDACTED]

(s)	[REDACTED]

(t)	[REDACTED]

(u)	“Change of Control” means any direct or indirect change in Control of a Person by any means whatsoever (whether through merger, plan of arrangement, sale of shares or other equity interests, sale of all or substantially all assets or otherwise) through a single transaction or series of related transactions.

(v)	“Christina Lake Assets” has the meaning set forth in Schedule C2.

(w)	“Christina Lake Lands” has the meaning set forth in Schedule C2.

(x)	“Closing” means the completion of the transactions contemplated by this Agreement and the Transaction Agreements on the Closing Date.

(y)	“Closing Date” means the later of:
(i)	January 2, 2007;

(ii)	as soon as practicable following the satisfaction or waiver, as applicable, of the conditions precedent of the Parties set forth in Article 5 and, in any event, within 3 Business Days thereof; and

(iii)	such other later date as the Parties shall mutually agree.
(z)	“Commodity Contracts” includes contracts for the purchase, sale, transportation, storage and exchange of any commodity other than commodities that are subject to the Diluent Supply Agreement, Bitumen Marketing Agreement, Refinery Products Marketing Agreement or the Feedstock Supply Agreement.

(aa)	“Confidential Information” has the meaning set forth in Section 8.2(a).

(bb)	“Confidentiality Agreement” [REDACTED]

(cc)	“Control” means one or more of the following:
(i)	a body corporate is controlled by a Person if: (A) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person; and (B) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate; or

(ii)	an association, partnership or other organization is controlled by a Person if: (A) more than 50% of the ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person; and (B) the Person is able to direct the business and affairs of the association, partnership or other organization; or

(iii)	a body corporate, association, partnership or other organization is controlled by a Person if the Person has, directly or indirectly, control in fact of the body corporate, association, partnership or other organization; or

(iv)	a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization.
(dd)	“ConocoPhillips (Canada)” means ConocoPhillips Canada Resources Corp., a company formed under the laws of the Province of Nova Scotia.

(ee)	“ConocoPhillips (Canada) Subscription” has the meaning set forth in Section 2.3.

(ff)	“ConocoPhillips (Canada) Subscription Agreement” has the meaning set forth in Section 2.3.

(gg)	“ConocoPhillips (Canada) Subscription Obligation” has the meaning set forth in Schedule C3.

(hh)	“ConocoPhillips (US)” means ConocoPhillips Company, a corporation formed under the laws of the State of Delaware.

(ii)	“ConocoPhillips Parties” means ConocoPhillips, ConocoPhillips (US) and ConocoPhillips (Canada).

(jj)	“ConocoPhillips Refinery Assets Contribution Agreement” has the meaning set forth in Section 2.5(a)(i).

(kk)	[REDACTED]

(ll)	“Diluted Bitumen” means Bitumen, mixed with sufficient diluent to achieve pipeline specifications and that is suitable for transportation by pipeline.

(mm)	“Dispute Resolution Procedure” means the dispute resolution procedure for the FCCL Oil Sands Partnership and the US Refinery LLC set forth in Schedules C10 and D8 respectively.

(nn)	“EnCana (Operator)” means a direct or indirect wholly owned subsidiary of EnCana (Canada) to be incorporated by EnCana (Canada).

(oo)	“EnCana (Canada)” means EnCana Oil & Gas Partnership, a general partnership formed under the laws of the Province of Alberta.

(pp)	[REDACTED]

(qq)	“EnCana LLC” means a limited liability company to be formed by EnCana (US) prior to the Closing Date.

(rr)	“EnCana Newco” means a wholly owned subsidiary of EnCana (Operator) to be incorporated by EnCana (Operator) prior to the Closing Date.

(ss)	“EnCana Oil Sands Assets Contribution Agreement” has the meaning set forth in Schedule E.

(tt)	“EnCana Parties” means EnCana, EnCana (Canada), EnCana Oil & Gas Co. Ltd., EPP, EnCana (Operator), EnCana Newco, EnCana (US), and EnCana LLC.

(uu)	“EnCana (US)” means a wholly owned subsidiary partnership of EnCana (Operator) and EnCana Newco formed under the laws of Delaware.

(vv)	“EnCana (US) Subscription” has the meaning set forth in Section 2.5(a)(ii);

(ww)	“EnCana (US) Subscription Agreement” has the meaning set forth in Section 2.5(a)(ii).

(xx)	“EnCana (US) Subscription Note” has the meaning set forth in Schedule D3.

(yy)	“Environment” means air (including the air within buildings and the air within other natural or man-made structures whether above or below ground), water (including drains or sewers and coastal waters), and land (including land under water), organisms (including man) and any other meaning given to Environment under any Applicable Laws.

(zz)	“Environmental Laws” means all Applicable Laws relating to Environmental matters or occupational health and safety.

(aaa)	“EPP” means EnCana Power Partnership, a general partnership formed under the laws of the Province of Alberta.

(bbb)	[REDACTED]

(ccc)	“Exon-Florio” means Section 721 of the Omnibus Trade and Competitiveness Act of 1988.

(ddd)	“FCCL Apple Partnership” means a general partnership formed by EnCana (Canada) and EPP pursuant to the EnCana (Canada) Reorganization Transactions, which will be referred to herein as the “FCCL Oil Sands Partnership” upon ConocoPhillips (Canada) becoming a Partner.

(eee)	“FCCL Oil Sands Partnership” means the general partnership governed by the FCCL Oil Sands Partnership Agreement.

(fff)	“FCCL Oil Sands Partnership Agreement” has the meaning set forth in Section 2.1.

(ggg)	“Feedstock Supply Agreement” means the feedstock supply agreement to be entered into by ConocoPhillips or an Affiliate of ConocoPhillips and the US Refinery LLC having the terms and conditions set forth in Schedule D7.

(hhh)	“Foster Creek Assets” has the meaning set forth in Schedule C2.

(iii)	“Foster Creek Electrical Power Facilities” has the meaning set forth in Schedule C2.

(jjj)	“Foster Creek Lands” has the meaning set forth in Schedule C2.

(kkk)	“Historical Financial Information” has the meaning set forth in Section 8.5(a)(i).

(lll)	“Insolvency Event” occurs in relation to a Person if:
(i)	the Person commences (or consents to the commencement of) a voluntary case or other proceeding to be adjudicated a voluntary bankrupt or seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency, reorganization or other similar law of any jurisdiction now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it, or consents to the filing of a bankruptcy proceeding against it or to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it;

(ii)	an involuntary case or other proceeding is commenced against the Person seeking liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or

(iii)	an order for relief shall be entered against that Person under the United States federal, Canadian federal or provincial or other bankruptcy laws of any jurisdiction as now or hereafter in effect.
(mmm)	“Management Committee” means, as the context requires, the management committee established under the FCCL Oil Sands Partnership Agreement or the management committee established under the US Refinery LLC Agreement.

(nnn)	“Managing Member” means the managing Member appointed to that role under the US Refinery LLC Agreement.

(ooo)	“Managing Partner” means the managing Partner appointed to that role under the FCCL Oil Sands Partnership Agreement.

(ppp)	[REDACTED]

(qqq)	“Material Contracts” means those contracts, licences, leases, agreements, commitments, entitlements or engagements relating to:
(i)	the Oil Sands Assets (including all rights licensed to the FCCL Oil Sands Partnership pursuant to the Seismic License) and the Technology (Canada) Licenses) to which any of the EnCana Parties is a party or by which any of them is bound, to or which any of them adheres or in which any of them participates; and

(ii)	the Refinery Assets (including all rights licensed to the US Refinery LLC pursuant to the Technology (US) Licenses) to which any of the ConocoPhillips Parties is a party or by which any of them is bound, or to which any of them adheres or in which any of them participates;
that has, or could have, a material effect on the value, utility or operation of the Oil Sands Assets or the Refinery Assets, as applicable, including contracts for outstanding indebtedness, guarantees, indemnities, areas of exclusion, areas of mutual interest, non-competition, pre-emptive rights, options, leases or subleases, the purchase, sale or encumbrance of any of the Oil Sands Assets or Refinery Assets, as applicable, or which cannot be terminated without penalty on notice of 31 days or less.

(rrr)	“Member” means a member of the US Refinery LLC.

(sss)	“Membership Interest” means an interest in the US Refinery LLC expressed as that percentage that the number of Membership Units held by a Member is of the total of all Membership Units issued and outstanding at the time.

(ttt)	“Membership Units” means a membership interest in the US Refinery LLC.

(uuu)	“Oil Sands Assets” means the Foster Creek Assets, the Christina Lake Assets and the Foster Creek Electrical Power Facilities.

(vvv)	“Oil Sands Operating Subcommittee” means the operating subcommittee of the Management Committee of the FCCL Oil Sands Partnership.

(www)	“Oil Sands Operator” means the Person appointed as such under the Administration and Operating Services (Canada) Agreement.

(xxx)	[REDACTED]

(yyy)	[REDACTED]

(zzz)	[REDACTED]

(aaaa)	“Parties” means the Parties to this Agreement and “Party” means one of them as the context may require.

(bbbb)	“Partner” means a partner of the FCCL Oil Sands Partnership.

(cccc)	[REDACTED]

(dddd)	“Partnership Interest” means an interest in the Partnership expressed as that percentage that the number of Partnership Units held by a Partner is of the total of all Partnership Units issued and outstanding at the time.

(eeee)	“Partnership Units” means partnership units of the FCCL Oil Sands Partnership.

(ffff)	“Permitted Dispositions” in relation to the FCCL Oil Sands Partnership, has the meaning set forth in Schedule C1, and in relation to the US Refinery LLC, has the meaning set forth in Schedule D1.

(gggg)	“Person” includes an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a sole proprietorship, a firm, an entity, a body corporate, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(hhhh)	“Refineries” means the Wood River Refinery and the Borger Refinery.

(iiii)	“Refinery Assets” means the Wood River Refinery and the Borger Refinery.

(jjjj)	“Refinery Operating Subcommittee” means the Operating Subcommittee of the Management Committee of the US Refinery LLC.

(kkkk)	“Refinery Operator” means the Person appointed as such under the Administration and Operating Services (US) Agreement.

(llll)	[REDACTED]

(mmmm)	“Refinery Products Marketing Agreement” means the refined product sales agreement, to be entered into by the US Refinery LLC and ConocoPhillips, having the terms and conditions set forth in Schedule D6.

(nnnn)	[REDACTED]

(oooo)	[REDACTED]

(pppp)	[REDACTED]

(qqqq)	[REDACTED]

(rrrr)	[REDACTED]

(ssss)	[REDACTED]

(tttt)	“Term” has the meaning set forth in Section 6.1.

(uuuu)	“Transaction Agreements” has the meaning set forth in Section 2.7.

(vvvv)	[REDACTED]

(wwww)	[REDACTED]

(xxxx)	[REDACTED]

(yyyy)	“US Refinery LLC” means the limited liability company formed pursuant to the US Refinery LLC Agreement.

(zzzz)	“US Refinery LLC Agreement” has the meaning set forth in Section 2.4.

(aaaaa)	“Wood River Refinery” means the refinery owned, directly or indirectly, by ConocoPhillips and located at Roxana, Illinois.

SCHEDULE C1
FCCL OIL SANDS PARTNERSHIP AGREEMENT
(a)	Status: The FCCL Oil Sands Partnership will at all times (unless otherwise agreed by the Partners) be a Canadian partnership” within the meaning of the Income Tax Act (Canada) and a “partnership” within the meaning of the US Internal Revenue Code, and notwithstanding any other provision of this Agreement, no Party may undertake an action (unless otherwise agreed by the contracting parties) that would cause the FCCL Oil Sands Partnership to cease to be any of the foregoing.

(b)	Partnership Interests: Partnership Interests in the FCCL Oil Sands Partnership will be represented by Partnership Units. [REDACTED]:
(i)	EnCana (Canada), together with EnCana (Operator), will hold Partnership Units of the FCCL Oil Sands Partnership representing a 50% Partnership Interest in the FCCL Oil Sands Partnership; and

(ii)	ConocoPhillips (Canada) will hold Partnership Units of the FCCL Oil Sands Partnership representing a 50% Partnership Interest in the FCCL Oil Sands Partnership.
(c)	Partnership Business: The FCCL Oil Sands Partnership will be formed for the purpose of developing and operating the Oil Sands Assets, or such other oil sands assets as the FCCL Oil Sands Partnership may acquire, and will be authorized to carry on such other activities as the Management Committee considers necessary or desirable in connection therewith.

(d)	Governance and Operations:
(i)	Affiliate Partners: A Partner and its Affiliate Partner(s) shall act in concert, without separate representation on the Management Committee or separate voting rights.

(ii)	Management Committee: The FCCL Oil Sands Partnership will have a Management Committee comprised of three (3) representatives of each Partner (with only one voting representative for each Partner) that will provide the over-all strategic direction of the FCCL Oil Sands Partnership and will approve the following matters:
(A)	amendments to the terms and provisions of the Transaction Agreements to which the FCCL Oil Sands Partnership is a party including deviations from authority limits described in the Bitumen Marketing Agreement or Diluent Supply Agreement;

(B)	the annual budget and amendments thereto;

(C)	[REDACTED];

(D)	the name of the FCCL Oil Sands Partnership and amendments thereto;

(E)	[REDACTED];

(F)	environmental compliance optimization strategies;

(G)	insurance and risk management policies;

(H)	[REDACTED];

(I)	the sale of all or substantially all of the property of the FCCL Oil Sands Partnership;

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(J)	the dissolution and liquidation of the FCCL Oil Sands Partnership;

(K)	[REDACTED];

(L)	hedging and financial derivatives policies;

(M)	any:
(I)	projects greater than:

[REDACTED]

(II)	additional project expenditures [REDACTED];
(N)	the award of a contract by the Oil Sands Operator for the benefit of the FCCL Oil Sands Partnership to:
(I)	an Affiliate of a Partner, if the aggregate cost and reasonably foreseeable liability of the FCCL Oil Sands Partnership under or in relation to the contract is in excess of:

[REDACTED]

(II)	any Person, other than an Affiliate of a Partner, if the aggregate cost and reasonably foreseeable liability of the FCCL Oil Sands Partnership under or in relation to the contract is in excess of:

[REDACTED]
(O)	the borrowing of money and granting of security on property of the FCCL Oil Sands Partnership from time to time for partnership purposes, subject to any restriction on a Partner’s ability to provide security;

(P)	the formation by the FCCL Oil Sands Partnership of any subsidiary for the purpose of making any investment or carrying on business related to the business of the FCCL Oil Sands Partnership;

(Q)	any new undertaking or business to be carried on by the FCCL Oil Sands Partnership; and

(R)	the ability of a Partner to purchase, market and sell any Bitumen or products derived therefrom, produced by the FCCL Oil Sands Partnership for its own account.
All decisions of the management committee will be made by unanimous agreement of the voting representatives of the Partners.

(iii)	Oil Sands Operating Subcommittee: The Management Committee shall establish an operating subcommittee that will be composed of an equal number of representatives of each Partner. The operating subcommittee will provide guidance to the Management Committee, including operating, health, safety, and environmental guidance, [REDACTED].

(iv)	Managing Partner: EnCana (Canada) will be appointed as the Managing Partner and, subject to any decisions that are required to be made by the Management Committee and the other

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provisions of the FCCL Oil Sands Partnership Agreement, will have the exclusive authority to manage, conduct and operate the business and affairs of the FCCL Oil Sands Partnership.

(v)	Oil Sands Operator:
(A)	EnCana (Operator) will be appointed as Oil Sands Operator pursuant to the terms of the Administration and Operating Services (Canada) Agreement and will be authorized to provide the FCCL Oil Sands Partnership with such operational and administrative services the FCCL Oil Sands Partnership may require to carry on the business of the FCCL Oil Sands Partnership.

(B)	The Oil Sands Operator shall provide such reports to the Management Committee as are provided for in the Administration and Operating Services (Canada) Agreement, including monthly operations reports, and such other reports as the Management Committee may request from time to time.
(vi)	Employees: The FCCL Oil Sands Partnership will not have any employees.

(vii)	Dispute Resolution: The FCCL Oil Sands Partnership Agreement will contain the Dispute Resolution Procedure.
(e)	Contributions and Funding:
(i)	EnCana Contributions: EnCana (Canada) and EPP will, pursuant to the FCCL Oil Sands Partnership Agreement, as contemplated by the EnCana (Canada) Reorganization Transactions, contribute the Oil Sands Assets to the FCCL Oil Sands Partnership and EnCana (Canada) will provide, as a Partner and for no additional consideration, the Seismic License and the Technology (Canada) Licenses to the FCCL Oil Sands Partnership, under the terms of the EnCana (Canada) Oil Sands Contribution Agreement.

(ii)	ConocoPhillips (Canada) Subscription: ConocoPhillips (Canada) will subscribe for its interest in the FCCL Oil Sands Partnership by way of the ConocoPhillips (Canada) Subscription, the terms of which will be set out in the ConocoPhillips (Canada) Subscription Agreement.

(iii)	Additional Capital Contributions: Capital requirements of the FCCL Oil Sands Partnership will be funded, to the extent available, with amounts paid by ConocoPhillips (Canada) to the FCCL Oil Sands Partnership on account of the ConocoPhillips (Canada) Subscription Obligation. If, at any time, the FCCL Oil Sands Partnership requires additional funds:

[REDACTED]

(iv)	[REDACTED]

(v)	Distributions: Operating cash flows will be paid, in the form of a distribution or loan (each such loan referred to herein as a “Canadian Operating Cash Flow Loan”) at the discretion of each Partner, to the Partners in cash on a quarterly basis in accordance with their Partnership Interests. If, in any quarter, the FCCL Oil Sands Partnership has excess cash beyond operating cash flow, if the Management Committee so determines, such excess may be loaned to the Partners according to their Partnership Interests (each such loan referred to herein as a “Canadian Partner Loan”). If any operating cash flows or excess cash is loaned to a Partner, the FCCL Oil Sands Partnership’s interest income and related cash resulting from such loan shall be specially allocated 100% to the Partner borrowing such loan. A Partner may obtain advances in the form of loans from the Partnership, in any month of any quarterly distribution period, up to 1/3 of the quarterly distribution to which it is entitled (each such loan referred to as a “Canadian Advance Loan”). Any Canadian Partner Loans and Canadian Advance Loans shall be callable by the FCCL Oil

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Sands Partnership, but Canadian Operating Cash Flow Loans shall not be callable by the FCCL Oil Sands Partnership except in accordance with the terms of the loan agreements governing such loans.
(f)	Dispositions: Except for Permitted Dispositions, a Partner may not dispose (and for the purposes hereof, the term “dispose” includes direct and indirect dispositions) of its Partnership Units except as follows:
(i)	General:
(A)	a Partner may only dispose of all (but not less than all) of its (and its Affiliate’s) Partnership Units;

(B)	where the Partner is a party to the ConocoPhillips (Canada) Subscription Agreement, the acquirer of such Partnership Units must assume all of the disposing Partner’s obligations under the ConocoPhillips (Canada) Subscription Agreement in respect of the ConocoPhillips (Canada) Subscription Obligation;

(C)	dispositions of all of a Partner’s (and its Affiliate’s) Partnership Units in the FCCL Oil Sands Partnership to another Person must be made concurrently with dispositions of the Partner’s (and its Affiliate’s) entire Membership Interest in the US Refinery LLC (collectively, the “Canadian and US Disposition Interests”) and may only be made to a single Person or such Person’s wholly owned Affiliates;

(D)	[REDACTED]; and

(E)	a Partner may not dispose of its Canadian and US Disposition Interests prior to the second anniversary of the date of the Partnership Agreement, and thereafter may only dispose of its Partnership Units with the prior written consent of the other Partner (such consent not to be unreasonably withheld).
(ii)	Permitted Dispositions: A Partner may dispose of all or any of its Partnership Units (the “Permitted Dispositions”):
(A)	to a wholly owned Affiliate of such Partner; provided that:
(I)	such Affiliate shall not be entitled to have any separate representation (including voting representatives) on the Management Committee (any such transfer, an “Inter-group Transfer”); and

(II)	the disposing Partner and its Affiliate may not separately dispose of their respective Canadian and US Disposition Interests;
(B)	[REDACTED]; and

(C)	[REDACTED]
(iii)	[REDACTED]
(g)	Change of Oil Sands Operator.
(i)	Except as provided in paragraph (g)(ii) immediately below, if there is a disposition, the non-disposing Partner shall have the option of assuming the role of Managing Partner and Oil Sands Operator.

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(ii)	The non-Disposing Partner shall not have the option of assuming the role of Managing Partner and Oil Sands Operator:

[REDACTED]
(h)	Default Remedies: If a Partner is in material default of its obligations under the FCCL Oil Sands Partnership Agreement or any Transaction Agreements that pertain to the FCCL Oil Sands Partnership, then in addition to any other rights, remedies or causes of action the Partnership or a non-defaulting Partner may have at law or in equity against the defaulting Partner, the Partnership or the non-defaulting Partner (on behalf of the Partnership) or if such non-defaulting Partner rectifies the default, in its own name, as applicable, may exercise any one or more of the following remedies, as circumstances permit:
(i)	maintain an action or actions to recover any such amounts for which the defaulting Partner is in default of payment plus interest thereon, with such sum constituting a liquidated debt of the defaulting Partner to the Partnership or the rectifying Partner, as applicable, without any right or resort of the defaulting Partner to set-off or counterclaim; or

(ii)	enforce the Participant’s Lien with respect to the FCCL Oil Sands Partnership by notifying the defaulting Partner, in writing, that it intends, in its sole discretion, to exercise any or all rights of a secured party under the Personal Property Security Act (Alberta), to the extent not inconsistent herewith, including:
(A)	the right to be paid all distributions that would otherwise be payable to the defaulting Partner under this Agreement, until all amounts due and owing as a result of the default have been fully satisfied and paid in full; and

(B)	the right of the non-defaulting Party or its nominee, if the default continues for more than 1 year, to acquire, in full satisfaction of all claims the FCCL Oil Sands Partnership or the non-defaulting Partner may have against the defaulting Partner in respect of the default, the defaulting Partner’s Partnership Interest in the FCCL Oil Sands Partnership Agreement [REDACTED] which obligation will be assumed in connection with the acquisition of the defaulting Partner’s Partnership Units by the non-defaulting Partner and, as applicable, any unsatisfied or unfunded capital contributions agreed to be made, but that have not yet been made by the defaulting Partner); and

(C)	notwithstanding anything to the contrary in this paragraph (h), the remedy outlined in paragraph (h)(ii)(B) shall be the sole remedy whereby a Partner may acquire the Partnership Interest of another Partner for default.
(i)	Audits: EnCana (Canada), as Managing Partner, shall maintain or cause to be maintained, complete and adequate books and records of the Partnership business and shall utilize such accounting policies and procedures as the Management Committee may direct from time to time and retain such records for the greater of the period [REDACTED]. ConocoPhillips (Canada) shall have the right to audit such records [REDACTED] following the end of the year to which such record relates. EnCana (Canada), as Managing Partner, shall conduct annual financial and reserve audits for the Partnership.

(j)	Liquidation/Dissolution: Upon liquidation or dissolution, the ConocoPhillips (Canada) Subscription Obligation shall accelerate pursuant to the ConocoPhillips (Canada) Subscription Agreement and Partnership property (which shall include amounts paid under the ConocoPhillips (Canada) Subscription Agreement) shall be distributed to the Partners proportional to their Partnership Interests on an undivided interest basis and the former Partners shall use all commercially reasonable efforts to negotiate a joint operating agreement to govern the ownership and operation of the Oil Sands Assets.

SCHEDULE C2
ENCANA OIL SANDS ASSETS CONTRIBUTION AGREEMENT
EnCana will cause EnCana (Canada) and EPP to contribute the Oil Sands Assets to the FCCL Oil Sands Partnership in accordance with the EnCana (Canada) Reorganization Transactions and pursuant to the EnCana Oil Sands Assets Contribution Agreement having the following terms and provisions:
(a)	Description of Assets: The Oil Sands Assets will be as set out and described in the EnCana Oil Sands Assets Contribution Agreement and will be transferred effective as of the date set forth in Schedule E for such contribution to occur, or such other date as may be specified below.
(i)	The “Foster Creek Assets” include, but are not limited to:
(A)	[REDACTED]:
(I)	the entire interest of the EnCana Parties in and to the oil sands leases and the rights and privileges granted therein, [REDACTED] as well as any oil sands rights acquired by EnCana (Canada) [REDACTED], up to the Closing Date (the “Foster Creek Lands”);

(II)	[REDACTED];

(III)	all miscellaneous interests directly associated with the oil sands rights and tangibles noted in paragraphs (i)(A)(I) and (ii)(A)(II) above, including, without limitation:
1.	[REDACTED];

2.	applicable permits and authorizations;

3.	title and operating documents and contracts pertaining to the exploration, development and operation of the Foster Creek Lands and associated tangibles, including the Material Contracts;

4.	the Foster Creek storage caverns (excluding diluent inventory, except for minimum operating levels of diluent), associated storage rights, and all rights that are required to expand the Foster Creek storage caverns [REDACTED];

5.	[REDACTED]; and

6.	[REDACTED].
(ii)	The “Foster Creek Electrical Power Facilities” include, but are not limited to:
(A)	the natural gas fired cogeneration [REDACTED] amended from time to time, that provides heat energy and electrical capacity and energy to the Foster Creek Assets, including two 40 MW natural gas turbine generating units, two heat recovery steam generators, boilers, water treatment facilities, air compressors and receivers, buildings, structures and all other electrical power and other facilities used in connection with the operation of the cogeneration facility;

C2-2

(B)	the substation facility designated as the Foster Creek [REDACTED] amended from time to time, including transformers, compensating equipment, switching equipment, rectifiers, inverters, buildings, structures and all other electrical power and other facilities used in connection with the operation of the substation facility; and

(C)	the transmission line having a nominal voltage of 144 kV designated as transmission line 1200L approved [REDACTED] from time to time, including conductors, insulating and supporting structures, operational and control devices and all other electrical power and other facilities used in connection with the operation of the transmission line.
(iii)	The “Christina Lake Assets” include, but are not limited to:
(A)	the oil sands project and undertaking approved by [REDACTED] as amended, as well as certain petroleum and natural gas leases, up to and including the Closing Date, and also include:
(I)	the entire interest of the EnCana Parties in and to:
1.	certain identified petroleum and natural gas leases more particularly described in Exhibit A to this Schedule C2; and

2.	the oil sands leases and the rights and privileges granted therein, [REDACTED] as well as any oil sands rights acquired by EnCana (Canada) within the aforementioned area of mutual interest up to the Closing Date (the “Christina Lake Lands”);
(II)	[REDACTED],

(III)	all miscellaneous interests directly associated with the oil sands rights and tangibles noted in paragraphs (iii)(A)(I) and (iii)(A)(II) above, including, without limitation:
1.	[REDACTED];

2.	applicable permits and authorizations;

3.	title and operating documents and contracts pertaining to the exploration, development and operation of the Christina Lake Lands and associated tangibles, including the Material Contracts;

4.	minimum operating levels of diluent and bitumen; and

5.	linefill within any pipeline assets that form part of the Christina Lake Assets or that are the subject of a transportation agreement assigned to the FCCL Oil Sands Partnership.
(iv)	Notwithstanding the foregoing, the Oil Sands Assets do not include:
(A)	business computer hardware, business systems software and technology and business licenses useful for EnCana’s delivery of services under the Administrative and Operating Services (Canada) Agreement, whether located at its head office or any field offices (excluding, for certainty, automated field equipment);

(B)	current assets (other than minimum levels of diluent and bitumen inventories, as noted above);

C2-3

(C)	ownership rights in and to the seismic data, which will be licensed to the FCCL Oil Sands Partnership pursuant to the Seismic License); and

(D)	ownership rights in and to oil sands technology that is otherwise the subject of any of the Technology (Canada) Licenses.
(b)	Fair Market Value and subsection 97(2) Election: EnCana (Canada) and EPP shall contribute the Oil Sands Assets for the fair market value, to be agreed to by the Parties; provided that the contribution shall be made to the FCCL Oil Sands Partnership pursuant to the provisions of subsection 97(2) of the Income Tax Act (Canada) and the elected amounts shall be equal to the minimum amounts prescribed under the Income Tax Act (Canada). [REDACTED]

(c)	Subsection 167(1) Election. If available, a joint election under subsection 167(1) of the Excise Tax Act (Canada) will be made with respect to the contribution of the Oil Sands Assets to the Partnership. If such a joint election is not available, the Partnership shall pay the applicable goods and services tax to EnCana (Canada) and EPP in connection with the EnCana Oil Sands Assets Contribution Agreement.

(d)	Representations and Warranties: EnCana (Canada) and EPP will give representations and warranties that are customary for transactions of a similar nature. In addition to corporate authority, no conflict, etc., the representations and warranties shall cover title, undisclosed liabilities, absence of changes, legal proceedings, contracts, compliance with law and permits, environmental matters, intellectual property, insurance and other customary matters; provided that neither EnCana (Canada) nor EPP will make any representation or warranty with respect to title to the Oil Sands Assets (other than: (a) as to the knowledge of EnCana; and (b) a by, through and under representation and warranty), all of which will be conveyed “as is, where is”. [REDACTED]

(e)	Liability and Indemnity Obligations:
(i)	EnCana (Canada) and EPP, with respect to their separate contributions, will indemnify and save the FCCL Oil Sands Partnership harmless from and against:
(A)	a breach by EnCana (Canada) and EPP of their representations and warranties; and

(B)	all liabilities (including Environmental liabilities) associated with the Oil Sands Assets, occurring and/or accruing prior to the Adjustment Date; and
(ii)	the FCCL Oil Sands Partnership will indemnify and save EnCana (Canada) and EPP and EnCana (Operator) harmless from and against all liabilities (including Environmental liabilities) associated with the Oil Sands Assets occurring and/or accruing (except to the extent relating to pre-Closing items) from and after the Adjustment Date.

SCHEDULE C3
CONOCOPHILLIPS (CANADA) SUBSCRIPTION AGREEMENT
(a)	On the Closing Date, pursuant to the ConocoPhillips (Canada) Subscription Agreement, ConocoPhillips (Canada) will subscribe for Partnership Units of the FCCL Oil Sands Partnership, representing a 50% Partnership Interest in the FCCL Oil Sands Partnership, for the aggregate consideration (the “Canadian Subscription Amount”) equal to the agreed upon fair market value of the assets contributed pursuant to [REDACTED].

(b)	The Canadian Subscription Amount will be payable as follows:
(i)	cash, on the Closing Date, by way of electronic funds transfer; and

(ii)	an obligation of ConocoPhillips (Canada) to the FCCL Oil Sands Partnership (the “ConocoPhillips (Canada) Subscription Obligation”)
[REDACTED]

(c)	The Canadian Subscription Amount will be added to the capital of the FCCL Oil Sands Partnership on the Closing Date.

(d)	The ConocoPhillips (Canada) Subscription Obligation will be an unconditional promise to pay the principal amount thereof in accordance with the payment schedule appended to the ConocoPhillips (Canada) Subscription Agreement. [REDACTED] which interest shall accrue daily and be compounded annually, not in advance.

(e)	The ConocoPhillips (Canada) Subscription Agreement will, in respect of the ConocoPhillips (Canada) Subscription Obligation, include provisions relating to defaults, remedies, penalties for non-payment, etc. as well as an acceleration clause in the event the FCCL Oil Sands Partnership is dissolved.

(f)	[REDACTED]

SCHEDULE C4
[REDACTED]

SCHEDULE C5
ADMINISTRATION AND OPERATING SERVICES (CANADA) AGREEMENT
The FCCL Oil Sands Partnership will have no employees. As a result, the Managing Partner of the FCCL Oil Sands Partnership, for and on behalf of the FCCL Oil Sands Partnership, shall engage EnCana (Operator) (“Oil Sands Operator”) to provide administrative and contract operating services to the FCCL Oil Sands Partnership.
(a)	Administrative Services: Administrative services include:
(i)	administration of the books, accounts and records of the FCCL Oil Sands Partnership, including financial, treasury, banking, accounting, operations, production, land, marketing, systems, computer, tax and other technical and commercial services and assistance;

(ii)	the services of all necessary personnel; and

(iii)	the payment and disbursements of funds relating to the business and affairs of the FCCL Oil Sands Partnership.
(b)	Contract Operating: Subject to the supervision and direction of the Managing Partner of the FCCL Oil Sands Partnership and such other limitations and restrictions as may be set out therein, contract operating services include:
(i)	the management and conduct of the operations of the FCCL Oil Sands Partnership;

(ii)	the performance of all work and services (including field operators and staff) ordinarily performed by an operator for the field management and operation of the Oil Sands Assets;

(iii)	the development of budgets and plans and implementation of all approved operating and capital expenditure projects (including capital maintenance);

(iv)	the supply of all materials, tools, equipment and similar items required to operate the business of the FCCL Oil Sands Partnership;

(v)	the preparation of all reports (including reports required to be filed by Authorized Authorities) in relation to the business of the FCCL Oil Sands Partnership, and such other reports as may be specified therein;

(vi)	the handling of all legal matters for the FCCL Oil Sands Partnership; and

(vii)	the representation of the FCCL Oil Sands Partnership in day-to-day dealings with the public and government or regulatory authorities.
(c)	Independent Contractor: The Oil Sands Operator:
(i)	will be an independent contractor, whose work and services are subject to the Administration and Operating Services (Canada) Agreement and the instructions of the Managing Partner;

(ii)	will control the work and services of its employees and sub-contractors; and

(iii)	is accountable to the FCCL Oil Sands Partnership for completion of the work and services pursuant to the provisions of the Administration and Operating Services (Canada) Agreement.
The Oil Sands Operator, its employees and sub-contractors are not agents or employees of the FCCL Oil Sands Partnership.

C5-2

(d)	Remuneration: The Oil Sands Operator will be remunerated as follows:
(i)	[REDACTED];

(ii)	all materials and other goods and services used to operate the Oil Sands Assets in accordance with section (b) above will be reimbursed;

(iii)	all direct charged work from central service groups (such as central engineering) based on work requested by the FCCL Oil Sands Partnership will be reimbursed at the rate charged to other EnCana assets;

(iv)	[REDACTED]; and

(v)	[REDACTED].
(e)	Liabilities and Indemnities: The Oil Sands Operator will have no liability to the FCCL Oil Sands Partnership except to the extent caused by its gross negligence or wilful misconduct in the performance of the administrative and operating services and shall have no liability for any indirect or consequential damages.

SCHEDULE C6
[REDACTED]

SCHEDULE C7
[REDACTED]

SCHEDULE C8
DILUENT SUPPLY AGREEMENT
[REDACTED]

SCHEDULE C9
[REDACTED]

SCHEDULE C10
DISPUTE RESOLUTION PROCEDURE
For the purposes of this Schedule C10, the term “Agreement” means the FCCL Oil Sands Partnership Agreement.
Dispute Settlement
(a)	All claims and disputes between the Partners arising in relation to this Agreement (including disputes respecting any matter of interpretation of the provisions of this Agreement) shall be resolved pursuant to the provisions of this Dispute Resolution Procedure.

(b)	The arbitration provisions contained herein shall apply only in the following circumstances:
(i)	a provision of this Agreement requires the matter to be resolved pursuant to this Dispute Resolution Procedure; or

(ii)	the matter to be resolved is a dispute arising out of or in connection with this Agreement or the subject matter of this Agreement, including any question regarding its existence, interpretation, performance, breach, termination, enforceability or invalidity, or of the rights and obligations of the Partners in relation to this Agreement.
Negotiation
(c)	If the Representatives of the Management Committee are unable to agree upon any matter within the jurisdiction of the Management Committee, or the Partners are unable to resolve any dispute between them arising in relation to this Agreement, then either Partner may elect, by delivering written notice to the other Partners, to refer such dispute to the Chief Executive Officers of each of EnCana and ConocoPhillips. The Chief Executive Officers shall, acting in good faith and understanding of their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. At least one meeting of the Chief Executive Officers shall take place within 14 Business Days after delivery of the notice of dispute.
Submission to Arbitration
(d)	If, for any reason, the Chief Executive Officers are unable to resolve the dispute within 21 Business Days of their first meeting (or such shorter or longer period as the Chief Executive Officers shall agree) and the matter is one that is subject to arbitration under this Agreement, then the dispute shall be referred to and finally resolved by arbitration at the initiation of either Partner under the rules of the London Court of International Arbitration (the “LCIA Rules”), except as such rules are modified or waived herein or otherwise unambiguously agreed in a subsequent writing. Nothing in this Dispute Resolution Procedure shall restrict or prohibit a Partner from delivering a notice of arbitration in order to protect its rights to contest any matter that is properly the subject of arbitration under this Agreement.
Arbitration Procedures
(e)	Any matter not settled in accordance with Section (c) (herein an “Arbitral Dispute”) shall be submitted to binding arbitration by three arbitrators (herein the “Tribunal” or the “Arbitrators”) in accordance with the following provisions:

(f)	The Partner desiring to initiate arbitration (“Claimant”) in connection with any Arbitral Dispute shall be entitled to nominate one Arbitrator when serving the Request for arbitration pursuant to the LCIA Rules. The Request shall also include a statement of the material facts upon which such Partner intends to rely and a statement of the relief or remedy sought.

C10-2
(g)	The other Partner (“Respondent”) shall be entitled to appoint one Arbitrator when serving the Response pursuant to the LCIA Rules. The Response shall also include a statement of the materials facts upon which the other Partner intends to rely and a statement of relief or remedy sought in any claim for set-off, cross-claim or counterclaim.

(h)	Within 10 days of the appointment of the second Arbitrator, the two Arbitrators shall together select a third Arbitrator who shall act as Chair.

(i)	Any Arbitrator to be selected by a Partner shall be qualified by education or experience to adjudicate the matters in dispute. Any Chair appointed by the other Arbitrators and any Arbitrator appointed by the LCIA shall also have qualifications and knowledge that are reasonably comparable to (or better than) the qualifications and knowledge of the Arbitrator(s) appointed by the Parties.

(j)	The Partners agree that no Arbitrator shall be disqualified solely by reason that (i) the law or other professional firm in which the Arbitrator is a partner or other member has previously represented or advised one of the Partners in a matter unrelated to this Agreement, or (ii) the Arbitrator has personally represented or advised one of the Partners in a matter unrelated to this Agreement more than 5 years prior to the Arbitrator’s appointment.

(k)	The seat of the arbitration shall be Calgary, Alberta. The language to be used in the arbitration proceedings shall be English. Unless otherwise agreed or ordered, the place of all hearings shall be Calgary, Alberta.

(l)	The Partners hereby request that the Tribunal render its award and provide reasons for that award within 30 days following the conclusion of the hearing. Any such award may be filed in any court of competent jurisdiction and may be enforced by any Partner as a final judgment in such court.

(m)	It shall be a condition of the appointment of the Arbitrators that the Arbitrators shall maintain in strict confidence all documents, the transcripts of the proceedings and other materials and all information disclosed by or on behalf of the parties to the Arbitral Dispute and shall not use the same or allow the same to be used for any purpose other than such arbitration and, at the request of the Party that provided any documents or other printed materials, shall return all originals and any copies of such documents and printed materials. The Arbitrators shall be responsible for ensuring that its officers, employees, representatives and consultants comply with the obligation of confidentiality herein.

(n)	The Partners irrevocably consent to the consolidation of arbitrations of disputes arising out of or in connection with any Transaction Agreement or the subject matter of any Transaction Agreement. Such consent shall apply if either Partner applies to the Tribunal, if formed, and if not, to the tribunal in the arbitration with which consolidation is sought, and contends that such disputes are substantially related and, in the interest of justice and efficiency, should be heard in one proceeding. In such event, each Partner and its respective Affiliate in the other arbitration being consolidated shall be bound in respect of appointments and other arbitration process decisions already made by such Partner or its Affiliate in the first commenced arbitration proceeding, and such Partner and its Affiliate shall together act as one in exercising all unexercised rights to make appointments and other arbitration process decisions in the consolidated arbitration proceedings.

SCHEDULE D1
US REFINERY LLC AGREEMENT
(a)	Status: The US Refinery LLC will at all times (unless otherwise agreed by the Members) be a “partnership” within the meaning of the US Internal Revenue Code and a “corporation” for the purposes of the Income Tax Act (Canada), and notwithstanding any other provision of this Agreement, no Party may undertake an action (unless otherwise agreed by the contracting parties) that would cause the US Refinery LLC to cease to be any of the foregoing.

(b)	Membership Units: Membership Interests in the US Refinery LLC will be represented by Membership Units. ConocoPhillips (US) will hold 50% of the Membership Units in the US Refinery LLC and EnCana (US) will hold 50% of the Membership Units.

(c)	US Refinery LLC Business: The US Refinery LLC will be formed for the purpose of refining crude oil and Diluted Bitumen and will be authorized to carry on such other activities as the Management Committee considers necessary or desirable in connection therewith.

(d)	Governance and Operations:
(i)	Affiliate Members: A Member and its Affiliate Member(s) shall act in concert, without separate representation on the Management Committee or separate voting rights.

(ii)	Management Committee: The US Refinery LLC will have a Management Committee comprised of three (3) Representatives appointed by each Member (with only one voting representative for each Member), a majority of which must be residents of the US, that will provide the over-all strategic direction of the US Refinery LLC and will approve the following matters:
(A)	amendments to the terms and provisions of the Transaction Agreements to which the US Refinery LLC is a party, including deviations from authority limitations described in the Refinery Products Marketing Agreement or the Feedstock Supply Agreement;

(B)	the annual budget and amendments thereto;

(C)	the 5 year plans for the US Refinery LLC;

(D)	the name of the US Refinery LLC and amendments thereto;

(E)	the general tax and accounting policies of the US Refinery LLC (and changes thereto) and the appointment of auditors;

(F)	environmental compliance optimization strategies;

(G)	insurance and risk management policies;

(H)	[REDACTED];

(I)	the sale of all or substantially all of the property of the US Refinery LLC;

(J)	the dissolution and liquidation of the US Refinery LLC;

(K)	[REDACTED];

(L)	hedging and financial derivatives policies;

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(M)	[REDACTED]

(N)	[REDACTED]:
(I)	an Affiliate of a Member, if the aggregate cost and reasonably foreseeable liability of the contract of the U.S. Refinery LLC under or in relation to the contract is in excess of:

[REDACTED]

(II)	any Person, other than an Affiliate of a Member, if the aggregate cost and reasonably foreseeable liability of the U.S. Refinery LLC under or in relation to the contract is in excess of:

[REDACTED]
(O)	the borrowing of money and granting of security on property of the US Refinery LLC from time to time for Member purposes, subject to any restriction on a Member’s ability to provide security;

(P)	the formation by the US Refinery LLC of any subsidiary for the purpose of making any investment or carrying on business related to the business of the US Refinery LLC;

(Q)	any new undertaking or business to be carried on by the US Refinery LLC; and

(R)	the ability of a Member to purchase, market and sell any products produced by the US Refinery LLC for its own account.
All decisions of the Management Committee will be made by unanimous agreement of the voting representatives of the Members. All meetings of the Management Committee will take place in the US. If these meetings are attended by telephone, the Representative doing so must be present in the US at the time.

(iii)	Operating Subcommittee: The Management Committee will establish an operating subcommittee that will be composed of an equal number of representatives of each Member. The operating subcommittee will provide guidance to the Management Committee, including operating, health, safety, and environmental guidance and shall oversee [REDACTED].

(iv)	Managing Member: ConocoPhillips (US) will be appointed as the Managing Member and, subject to any decisions that are required to be made by the Management Committee and the other provisions of the US Refinery LLC Agreement, will have the exclusive authority to manage, conduct, control and operate the business and affairs of the US Refinery LLC. ConocoPhillips will be designated as the “tax matters partner” (as that term is defined in section 6231(a)(7) of the United States Internal Revenue Code) with respect to operations conducted pursuant to the US Refinery LLC Agreement.

(v)	Refinery Operator:
(A)	ConocoPhillips (US) will be appointed as Refinery Operator pursuant to the terms of the Administration and Contracting Services (US) Agreement and will be authorized to provide the US Refinery LLC with such operational and administrative services the US Refinery LLC may require to carry on the business of the US Refinery LLC.

(B)	The Refinery Operator shall provide such reports to the Management Committee as are provided for in the Administration and Operating Services (US) Agreement, including

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monthly operations reports, and such other reports as the Management Committee may request from time to time.
(vi)	Employees: The US Refinery LLC will not have any employees.

(vii)	Dispute Resolution: The US Refinery LLC Agreement will contain the Dispute Resolution Procedure.
(e)	Contributions and Funding:
(i)	ConocoPhillips (US) Contributions: ConocoPhillips (US) will, pursuant to the ConocoPhillips Refinery Assets Contribution Agreement, contribute the Refinery Assets to the US Refinery LLC and will provide, as a Member and for no additional consideration, the Technology (US) Licenses to the US Refinery LLC, in consideration for Membership Units of the US Refinery LLC representing a 50% Membership Interest in the US Refinery LLC.

(ii)	EnCana (US) Subscription: EnCana (US) will, pursuant to the EnCana (US) Subscription Agreement, subscribe for Membership Units of the US Refinery LLC representing a 50% Membership Interest in the US Refinery LLC.

(iii)	Additional Capital Contributions: Capital requirements of the US Refinery LLC will be funded, to the extent available, with amounts paid by EnCana (US) to the US Refinery LLC under the EnCana (US) Subscription Note. If, at any time, the US Refinery LLC requires additional funds:

[REDACTED]

(iv)	[REDACTED]

(v)	Distributions: Operating cash flows will be paid, in the form of a distribution or loan (each such loan referred to herein as a “US Operating Cash Flow Loan”) at the discretion of each Member, to the Members in cash on a quarterly basis in accordance with their Membership Units. If, in any quarter, the US Refinery LLC has excess cash beyond operating cash flow, if the Management Committee so determines, such excess may be loaned to the Members in proportion to their membership interests in the US Refinery LLC (each such loan referred to herein as a “US Member Loan”). If any operating cash flows or excess cash is loaned to a Member, the US Refinery LLC’s interest income and related cash resulting from such loan shall be specially allocated 100% to the Member borrowing such loan. A Member may obtain advances in the form of loans from the US Refinery LLC, in any month of any quarterly distribution period, up to 1/3 of the quarterly distribution to which it is entitled (each such loan referred to as a “US Advance Loan”). Any US Member Loans and US Advance Loans shall be callable by the US Refinery LLC, but US Operating Cash Flow Loans shall not be callable by the US Refinery LLC except in accordance with the terms of the loan agreements governing such loans.
(f)	Dispositions: Except for Permitted Dispositions, a Member may not dispose (and for the purposes hereof, the term “dispose” includes direct and indirect dispositions) of its Membership Units except as follows:
(i)	General:
(A)	a Member may only dispose of all (and not less than all) of its (and its Affiliate’s) Membership Units;

(B)	dispositions of all of a Member’s (and all of its Affiliate’s) Membership Units in the US Refinery LLC to another Person must be made concurrently with dispositions of the Member’s (and its Affiliate’s) Partnership Units in the FCCL Oil Sands Partnership

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(collectively, the “Canadian and US Disposition Interests”) and may only be made to a single Person or such Person’s wholly owned Affiliates;
(C)	[REDACTED]; and

(D)	a Member may not dispose of its Canadian and US Disposition Interests prior to the second anniversary of the date of the US Refinery LLC Agreement, and thereafter may only dispose of its Membership Units with the prior written consent of the other Member (such consent not to be unreasonably withheld).
(ii)	Permitted Dispositions: A Member may dispose of all or any of its Membership Units (the “Permitted Dispositions”):
(A)	to a wholly owned Affiliate of such Member; provided that:
(I)	such Affiliate shall not be entitled to have any separate representation (including voting representatives) on the Management Committee (any such transfer, an “Inter-group Transfer”); and

(II)	the disposing Member and its Affiliate may not separately dispose of their respective Canadian and US Disposition Interests;
(B)	[REDACTED]; and

(C)	[REDACTED].
(iii)	[REDACTED]

(iv)	§708 Termination:
(A)	Notwithstanding any other provision of paragraph (f), no Member may dispose of or transfer all or part of its Membership Units in the US Refinery LLC, including to any Affiliate, without the prior written consent of the other Member, which consent shall not be unreasonably withheld; provided always that it shall not be unreasonable for EnCana (US) to withhold consent to any disposition by ConocoPhillips (US) of any number of Membership Units to an Affiliate of ConocoPhillips (US) that is a person resident in Canada for any purpose of the Income Tax Act (Canada).

(B)	If a transfer by a Member of all or part of its Membership Units results in the termination of the US Refinery LLC under §708 of the US Internal Revenue Code then such new Member shall have indemnified each remaining Member (or agreed to indemnify each such remaining Member in writing reasonably acceptable to such remaining Member), in an amount equal to the Net Present Value of Increased Tax Liability, if any, applicable to such remaining Member, as determined by the Management Committee in its reasonable discretion.

(C)	For the purposes of this clause, the term “Net Present Value of Increased Tax Liability” means the net present value of the increased income tax liability incurred by the remaining Member or Members of the US Refinery LLC in the event of a termination of the US Refinery LLC pursuant to §708 of the US Internal Revenue Code caused by a disposition, calculated as to each remaining Member as the joint product of the following three variables:
(I)	[REDACTED];

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(II)	the Membership Interest in the US Refinery LLC of such remaining Member, and

(III)	the net present value of the difference (whether positive or negative) between:
1.	the projected tax depreciation each year in the absence of a termination of the Company pursuant to §708 of the US Internal Revenue Code; and

2.	the maximum tax depreciation available each year under tax law as of the time of calculation in light of the termination of the US Refinery LLC pursuant to §708 of the US Internal Revenue Code, in each case determined with reference to the US Refinery LLC’s property subject to tax depreciation at the time of termination for each year following the termination in which such property is expected to be depreciated.
For purposes of the net present value calculation, the differences in tax depreciation shall [REDACTED] the contrary contained in this definition, in no event shall the Net Present Value of Increased Tax Liability be a negative number, and in the event that the above calculation [REDACTED].
(g)	Change of Refinery Operator.
(i)	Except as provided in paragraph (g)(ii) immediately below, if there is a disposition, the non-disposing Member shall have the option of assuming the role of Managing Member and Refinery Operator.

(ii)	The non-disposing Member shall not have the option of assuming the role of Managing Member and Refinery Operator:
(A)	in the case of:
(I)	an Inter-group Transfer;

(II)	a Parent Change of Control;

(III)	a public offering distribution or distribution of securities to the public, in either case, of an entity holding, directly or indirectly, the Canadian and US Disposition Interests, in which:
1.	the disposing Member retains Control of the Canadian and US Disposition Interests; or

2.	the disposing Member disposes of all of its Canadian and US Disposition Interests and the distributed entity is capable, in accordance with conditions to be established in the US Refinery LLC Agreement, of operationally and financially carrying on the business and affairs of the US Refinery LLC and fulfilling its obligations under the US Refinery LLC Agreement and the Transaction Agreements to which it is or becomes a party.
(h)	Other Opportunities:
(i)	If a Member of the US Refinery LLC (a “Proposing Party”) identifies an opportunity to build additional facilities on the premises of a Refinery that are related to any business activity

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conducted by the US Refinery LLC at such Refinery at the time the proposal is made, such party shall propose such opportunity as a project to be undertaken by the US Refinery LLC. If the Management Committee approves the proposed project, the project will be undertaken as a US Refinery LLC project. If the Management Committee does not approve the proposed project, the Proposing Party or an Affiliate thereof may pursue the opportunity at its sole cost and risk as a stand-alone project with the consent of the Management Committee, which may be conditioned on:
(A)	the Proposing Party’s agreement to pay the US Refinery LLC market-based rent for any real property to be used by such project and to be bound to such other reasonable restrictions with respect to occupancy of the premises and any interface with the Refinery;

(B)	the Management Committee’s reasonable satisfaction that such project will not interfere with any existing, planned or potential activities of the US Refinery LLC;

(C)	the Proposing Party’s indemnification of the US Refinery LLC from any loss or liability resulting from the project; and

(D)	such other reasonable terms or conditions that the Management Committee may determine to impose in the circumstances.
(ii)	If a Proposing Party desires to pursue an opportunity to build additional facilities on the premises of a Refinery that are unrelated to any business activity conducted by the US Refinery LLC at such Refinery at the time the proposal is made, such party shall request the approval of the Management Committee to proceed with the construction of such facilities at its sole cost and risk as a stand-alone project which approval may be conditioned on:
(A)	the Proposing Party’s agreement to pay the US Refinery LLC market-based rent for any real property to be used by such project and to be bound to such other reasonable restrictions with respect to occupancy of the premises and any interface with the Refinery;

(B)	the Management Committee’s reasonable satisfaction that such project will not interfere with any existing, planned or potential activities of the US Refinery LLC;

(C)	the Proposing Party’s indemnification of the US Refinery LLC from any loss or liability resulting from the project; and

(D)	such other reasonable terms or conditions that the Management Committee may determine to impose in the circumstances.
If the Management Committee does not approve the proposed project, the Proposing Party or an Affiliate thereof may not pursue the opportunity.

(iii)	If a Proposing Party proposes to pursue a project to be located outside the premises of a Refinery, the Proposing Party or an Affiliate thereof may, at its sole cost and risk, pursue the opportunity as a stand-alone project.

(iv)	In no event will a Member be required to pursue any project at a Refinery at sole cost and risk that is required by Applicable Law or to ensure that refinery products will meet specifications imposed by Applicable Law or that is related to required maintenance of the Refineries.

D1-7
(i)	Default Remedies:
(i)	If a Member is in material default of its obligations under the US Refinery LLC or any Transaction Agreements that pertain to the US Refinery LLC, then in addition to any other rights, remedies or causes of action the Refinery Assets LLC or a non-defaulting Member may have at law or in equity against the defaulting Member, the Refinery Assets LLC or the non-defaulting Member (on behalf of the US Refinery LLC) or if such non-defaulting Member rectifies the default, in its own name, as applicable, may exercise any one or more of the following remedies, as circumstances permit:
(A)	maintain an action or actions to recover any such amounts for which the defaulting Member is in default of payment plus interest thereon, with such sum constituting a liquidated debt of the defaulting Member to the Refinery Assets LLC or the rectifying Member, as applicable, without any right or resort of the defaulting Member to set-off or counterclaim: or

(B)	enforce the Participant’s Lien with respect to the US Refinery LLC by notifying the defaulting Member, in writing, that it intends, in its sole discretion, to exercise any or all rights of a secured party under the relevant personal property security legislation, to the extent not inconsistent herewith, including:
(I)	the right to be paid all distributions that would otherwise be payable to the defaulting Member under this Agreement, until all amounts due and owing as a result of the default have been fully satisfied and paid in full; and
(C)	[REDACTED]; and

(D)	notwithstanding anything to the contrary in this paragraph (i), the remedy outlined in paragraph (i)(i)(B)(II) shall be the sole remedy whereby a Partner may acquire the Partnership Interest of another Partner for default.
(j)	Tax Depreciation: For US income tax purposes, tax depreciation will be allocated using the US Internal Revenue Code section 704(c) traditional method.

(k)	Audits: ConocoPhillips (US), as Managing Member, shall maintain or caused to be maintained, complete and adequate books and records of the Member business and shall utilize such accounting policies and procedures as the Management Committee may direct from time to time and retain such records for the greater of the period required by Applicable Laws or 5 years. EnCana (US) shall have the right to audit such records for a period of 24 months following the end of the year to which such record relates. ConocoPhillips (US), as Managing Member, shall conduct annual financial audits for the US Refinery LLC.

(l)	Liquidation/Dissolution: Upon liquidation or dissolution, the EnCana (US) Subscription Note will accelerate and the property of the US Refinery LLC (which includes amounts paid under the EnCana (US) Subscription Note) shall be distributed to the Members on an undivided basis in accordance with Treasury Regulations paragraph 1.704-1(b)(2)(ii) and the former Members shall use all commercially reasonable efforts to negotiate a joint operating agreement to govern the ownership and operation of the Refinery Assets.

SCHEDULE D2
CONOCOPHILLIPS REFINERY ASSETS CONTRIBUTION AGREEMENT
ConocoPhillips will cause ConocoPhillips (US) to contribute the Refinery Assets to the US Refinery LLC on the Closing Date, effective as of January 2, 2007, pursuant to the ConocoPhillips Refinery Assets Contribution Agreement in consideration for Membership Units representing a 50% Membership Interest in the US Refinery LLC, having the following terms and provisions:
(a)	Description of Assets: The Refinery Assets will be as set out and described in the ConocoPhillips Refinery Assets Contribution Agreement. The contribution will include an undivided 100% of ConocoPhillips’ interest in the Refinery Assets, however ConocoPhillips (US) will be entitled to a disproportionate allocation in respect of the Borger Refinery for the initial two years. This disproportionate allocation will provide to ConocoPhillips (US) 85% and 65% in 2007 and 2008 respectively of the net economic benefits from operation of the Borger refinery. These net economic benefits will include the right to revenues resulting from the operation of the Borger Refinery and the obligation to bear any capital expenditures, operating expenses, and liabilities incurred in the operation of the Borger Refinery according to the applicable disproportionate allocation.
(i)	The Wood River Refinery includes but is not limited to the ConocoPhillips Parties’ interest in and to:
(A)	a fee interest in real property described in that certain Purchase and Sale Agreement originally entered between Toscopetro Corporation and Equilon Enterprises LLC as of June 1, 2000, subject to existing easements, rights of way and leasehold interests;

(B)	a leasehold interest in real property described in the lease agreement between Premcor Refining Group Inc. and ConocoPhillips (US) dated July 31, 2003, subject to existing easements and rights of way;

(C)	all process units, utility units, waste processing systems, pipelines, vessels, tanks and other equipment located on the real property described in clauses (i)(A) and (i)(B) above and directly associated with Refinery processing operations and any such property temporarily offsite;

(D)	all warehouse inventory;

(E)	all on-site shops and associated equipment;

(F)	all office buildings, fixtures, furniture, vehicles, and other items typically maintained at the real property described in clauses (i)(A) and (i)(B) above and directly associated with Refinery processing operations;

(G)	process technology licenses, to the extent assignable;

(H)	control systems and associated software and licenses (including linear program and refinery optimization tools), to the extent assignable; and

(I)	inventory as follows:
(I)	minimum inventory of crude oil necessary to maintain Refinery operations for approximately one day;

(II)	inventory of intermediate stocks on site at the Adjustment Date including that which is contained in process units lines and tanks;

D2-2
(III)	minimum inventory of natural gas liquids;

(IV)	inventory of heavy oil and specialty products on site at the Adjustment Date including that which is contained in process units lines and tanks; and

(V)	minimum inventory of finished products and final blendstocks.
(ii)	The Wood River Refinery does not include:
(A)	assets owned by Shell Oil Company (or an Affiliate) (“Shell”) and located at leased property as part of Shell’s base oil and lubricants packaging facility;

(B)	business computer hardware, business systems software and technology and business licenses useful for ConocoPhillips’ delivery of services under the Administrative and Operating Services Agreement; and

(C)	any pipelines and related meters and facilities owned by ConocoPhillips Pipeline Company or any assets owned by third parties and not used in the operation of the Wood River Refinery.
(iii)	The Borger Refinery includes but is not limited to the ConocoPhillips Parties’ interest in and to:
(A)	real property owned by ConocoPhillips or any Affiliate at Borger, Texas, and used for refinery purposes, subject to existing easements, rights of way and leasehold interests;

(B)	all process units, utility units, waste processing systems, pipelines, vessels, tanks, underground storage caverns and other equipment located on the real property described in clauses (iii)(A) and directly associated with Refinery processing operations and any such property temporarily offsite;

(C)	all warehouse inventory;

(D)	all on-site shops and associated equipment;

(E)	all office buildings, fixtures, furniture, vehicles, and other items typically maintained at the real property described in clause (iii)(A) above and directly associated with Refinery processing operations;

(F)	process technology licenses, to the extent assignable;

(G)	control systems and associated software and licenses (including linear program and refinery optimization tools), to the extent assignable; and

(H)	inventory as follows:
(I)	minimum inventory of crude oil necessary to maintain Refinery operations for approximately one day;

(II)	inventory of intermediate stocks on site at the Adjustment Date including that which is contained in process units lines and tanks;

(III)	minimum inventory of natural gas liquids;

(IV)	inventory of heavy oil and specialty products on site at the Adjustment Date including that which is contained in process units lines and tanks; and

D2-3
(V)	minimum inventory of finished products and final blendstocks.
(iv)	The Borger Refinery does not include:
(A)	business computer hardware, business systems software and technology and business licenses useful for ConocoPhillips’ delivery of services under the Administrative and Operating Services Agreement; and

(B)	any pipelines and related meters and facilities owned by ConocoPhillips Pipeline Company or assets owned by third parties and not used in the operation of the Borger Refinery.
(v)	The Refinery Assets include the Technology (US) Licenses.
(b)	Fair market value and IRC s. 704(c): ConocoPhillips (US) shall contribute the Refinery Assets for the fair market value, to be agreed to by the Parties; provided that for income tax purposes, tax depreciation will be allocated using the IRC s. 704(c) traditional method and such tax basis is expected to be not less than $650,000,000.

(c)	Representations and Warranties: ConocoPhillips (US) will give representations and warranties that are customary for transactions of a similar nature. In addition to corporate authority, no conflict, etc., the representations and warranties shall cover title, undisclosed liabilities, absence of changes, legal proceedings, contracts, compliance with law and permits, environmental matters, intellectual property, insurance and other customary matters, provided that ConocoPhillips (US) will make no representation or warranty with respect to equipment and fixtures that are included among the Refinery Assets (other than to warrant that it has the right to convey such Refinery Assets to the US Refinery LLC) (other than: (a) as to the knowledge of ConocoPhillips (US); and (b) in respect of the real property, a by-through and under representation and warranty), all of which will be conveyed “as is, where is.” The representations and warranties of the Parties will survive the Closing Date for a period of 12 months.

(d)	Liability and Indemnity Obligations:
(i)	ConocoPhillips (US) will indemnify and save the US Refinery LLC harmless from and against:
(A)	a breach by ConocoPhillips (US) of its representations and warranties; and

(B)	all liabilities (including Environmental liabilities) associated with the Refinery Assets occurring and/or accruing prior to the Adjustment Date; and
(ii)	the US Refinery LLC will indemnify and save ConocoPhillips (US) harmless from and against all liabilities (including Environmental liabilities) associated with the Refinery Assets occurring and/or accruing from and after the Adjustment Date.

(iii)	With respect to the Borger Refinery, ConocoPhillips (US) will be responsible for its disproportionate allocation share of all costs and liabilities associated with the Borger Refinery during the initial two years, as noted in paragraph (a) of this Schedule D2. ConocoPhillips (US) shall deal with any such costs and liabilities promptly and expeditiously.

SCHEDULE D3
ENCANA (US) SUBSCRIPTION AGREEMENT
(a)	On the Closing Date, pursuant to the EnCana (US) Subscription Agreement, EnCana (US) will subscribe for Membership Units of the US Refinery LLC representing a 50% Membership Interest in the US Refinery LLC [REDACTED].

(b)	The consideration for the EnCana (US) Subscription will be paid on the Closing Date by the delivery by EnCana (US) of:
(i)	cash (by way of electronic funds transfer); and

(ii)	a promissory note issued by EnCana (US) (the “EnCana (US) Subscription Note”) to the US Refinery LLC
[REDACTED].

(c)	The entire amount of the EnCana (US) Subscription Note issued by EnCana (US) in consideration for its 50% Membership Interest in the US Refinery LLC will be added to the capital of the US Refinery LLC on the Closing Date for financial accounting purposes; provided however, that the US Refinery LLC will comply with Treasury Regulation Section 1.704-1(b)(2)(iv).

(d)	The EnCana (US) Subscription Note will be an unconditional promise to pay the principal amount thereof in accordance with the payment schedule appended thereto. Interest will be payable on the outstanding [REDACTED].

(e)	The EnCana (US) Subscription Agreement will include provisions relating to defaults, remedies, penalties for non-payment, etc. as well as an acceleration clause in the event the US Refinery LLC is dissolved.

(f)	The EnCana (US) Subscription Note will be a negotiable instrument that may be negotiated by the US Refinery LLC without notice to EnCana (US), subject to any restrictions in the US Refining LLC Agreement; provided that, the US Refinery LLC Agreement will provide that the US Refinery LLC will not negotiate any note issued by a Member or Affiliate without the unanimous consent of the Members.

(g)	EnCana (US) shall, subject to the restrictions set forth in the US Refining LLC Agreement, be entitled to transfer its Membership Units to a permitted transferee without the requirement that such transferee assume the obligations of EnCana (US) under the EnCana (US) Subscription Note.

SCHEDULE D4
ADMINISTRATION AND OPERATING SERVICES (US) AGREEMENT
The US Refinery Assets Partnership will have no employees. As a result, the Managing Member of the US Refinery LLC shall engage ConocoPhillips or a ConocoPhillips Affiliate (“Refinery Operator”) to provide administrative and contract operating services to the US Refinery LLC.
(a)	Administrative Services: Administrative services include:
(i)	administration of the books, accounts and records of the US Refinery Assets Partnership, including financial, treasury, banking, accounting, operations, production, land, marketing, systems, computer, tax and other technical and commercial services and assistance;

(ii)	the services of all necessary personnel; and

(iii)	the payment and disbursements of funds relating to the business and affairs of the US Refinery LLC.
(b)	Contract Operating: Subject to the supervision and direction of the Managing Member of the US Refinery LLC and such other limitations and restrictions as may be set out therein, contract operating services include:
(i)	the management and conduct of the operations of the US Refinery LLC;

(ii)	the performance of all work and services (including operators and staff) ordinarily performed by an operator for the management and operation of the Refinery Assets

(iii)	the development of budgets and plans and implementation of all approved operating and capital expenditure projects (including capital maintenance);

(iv)	the supply of all materials, tools, equipment and similar items required to operate the business of the US Refinery LLC;

(v)	the preparation of all reports (including reports required to be filed by Authorized Authorities) in relation to the business of the US Refinery LLC, and such other reports as may be specified therein;

(vi)	the handling of all legal matters for the US Refinery LLC; and

(vii)	the representation of the US Refinery LLC in day-to-day dealings with the public and government or regulatory authorities.
(c)	Independent Contractor: The Refinery Operator:
(i)	will be an independent contractor, whose work and services are subject to the Administration and Operating Services (US) Agreement and the instructions of the Managing Member;

(ii)	will control the work and services of its employees and sub-contractors; and

(iii)	is accountable to the US Refinery LLC for completion of the work and services pursuant to the provisions of the Administration and Operating Services (US) Agreement.
The Refinery Operator, its employees and sub-contractors are not agents or employees of the US Refinery LLC.

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(d)	Remuneration: The Refinery Operator will be remunerated as follows:
(i)	[REDACTED];

(ii)	[REDACTED];

(iii)	all direct charged work from central service groups (such as central engineering) based on work requested by the US Refinery LLC will be reimbursed at the rate charged to other ConocoPhillips refineries;

(iv)	the Refinery Operator will be paid a fixed fee for services currently classified as allocated overhead based on a mutually agreed upon service charge methodology. The negotiated fixed fee will be agreed to annually or whenever a material change occurs in the extent of operation of the assets or in the use of allocated services; and

(v)	[REDACTED].
(e)	Liabilities and Indemnities: The Refinery Operator will have no liability to the US Refinery LLC except to the extent caused by its gross negligence or wilful misconduct in the performance of the administrative and operating services and shall have no liability for any indirect or consequential damages.

SCHEDULE D5
TECHNOLOGY (US) LICENSES
(a)	ConocoPhillips (which, for the purposes of this Schedule D5, includes ConocoPhillips and any Affiliate of ConocoPhillips) will grant to each of the US Refinery LLC and EnCana a non-exclusive, irrevocable, world-wide license for technologies owned by ConocoPhillips and employed or planned to be employed at a Refinery as at the date of this Agreement. With respect to any technology owned, acquired (except by way of license) or developed by ConocoPhillips in the future and employed at a Refinery (but only while ConocoPhillips is a Member in the US Refinery LLC), ConocoPhillips will grant to each the US Refinery LLC and EnCana a non-exclusive, irrevocable, world-wide license for such technologies at the time such technologies are employed in the operation of a Refinery.

For purposes of this Schedule D5, “technologies” includes the following technology:

[REDACTED]

(b)	Such licenses will have the standard commercial terms offered by ConocoPhillips to third-party licensees in arm’s-length transactions or other commercially reasonable terms to which the parties agree, provided that royalty payments for use of the technology will be waived for as long as ConocoPhillips or an Affiliate is a Member in the US Refinery LLC, and provided further that licenses granted to EnCana will provide that (i) EnCana may sublicense a licensed technology to a wholly-owned Affiliate with the consent of ConocoPhillips (which consent may be conditioned on the sublicensee’s agreement to appropriate provisions to protect the confidentiality of the licensed technology but otherwise may not be unreasonably withheld) and (ii) EnCana or a sublicensee may employ a licensed technology in a joint venture project (A) if and for as long as such project is operated by EnCana, and (B) subject to the requirement that no licensed confidential information is shared with any other owner of such joint venture.

(c)	During the period that ConocoPhillips is a Member of the US Refinery LLC, to the extent that ConocoPhillips owns and is able to license, future improvements to technologies, such improvements will be made available to the US Refinery LLC and EnCana.

(d)	Any future improvements to licensed technologies that originate from the US Refinery LLC, EnCana or any sublicense will be required to be granted back to the licensor on a royalty-free basis for use by ConocoPhillips and, in ConocoPhillips’ sole discretion, by other licensees of the relevant licensed technologies. Conversely, in most cases any improvements to licensed technologies owned by ConocoPhillips and that originate from other licensees are granted back to the licensor and in those cases would be made available to the US Refinery LLC.

(e)	Technical service, training and start-up services required to implement and to support the licensed technologies and provided by a ConocoPhillips internal service group will be made available to at the rate charged by such service group to ConocoPhillips’ business units for similar services. Technical service, training and start-up services required to implement and to support the licensed technologies and provided by a third party will be made available at cost.

SCHEDULE D6
REFINERY PRODUCTS MARKETING AGREEMENT
(a)	Output and Delivery Point: ConocoPhillips (US) will market, sell and schedule transportation for all marketable products produced by the US Refinery LLC on an agency basis; provided that if it is necessary or of advantage for the US Refinery LLC that ConocoPhillips (US) or an Affiliate take title to such products prior to delivery to an arm’s length third party buyer, then ConocoPhillips (US) or an Affiliate will do so [REDACTED]. The point of delivery for such products will be the point at which a transfer is made to such third party. For avoidance of doubt, ConocoPhillips’ marketing organization will be treated as a “third party” for purposes of the Refinery Product Marketing Agreement.

(b)	Price:

[REDACTED]

(c)	[REDACTED]

(d)	[REDACTED]

(e)	[REDACTED]

(f)	[REDACTED]

(g)	[REDACTED]

(h)	[REDACTED]

(i)	[REDACTED]

SCHEDULE D7
FEEDSTOCK SUPPLY AGREEMENT
[REDACTED]

SCHEDULE D8
DISPUTE RESOLUTION PROCEDURE
For the purposes of this Schedule D8, the term “Agreement” means the US Refinery LLC Agreement.
Dispute Settlement
(a)	All claims and disputes between the Members arising in relation to this Agreement (including disputes respecting any matter of interpretation of the provisions of this Agreement) shall be resolved pursuant to the provisions of the Dispute Resolution Procedure.

(b)	The arbitration provisions contained herein shall apply only in the following circumstances:
(i)	a provision of this Agreement requires the matter to be resolved pursuant to this Dispute Resolution Procedure; or

(ii)	the matter to be resolved is a dispute arising out of or in connection with this Agreement or the subject matter of this Agreement, including any question regarding its existence, interpretation, performance, breach, termination, enforceability or invalidity, or of the rights and obligations of the Members in relation to this Agreement.
Negotiation
(c)	If the Representatives of the Management Committee are unable to agree upon any matter within the jurisdiction of the Management Committee, or the Members are unable to resolve any dispute between them arising in relation to this Agreement, then either Member may elect, by delivering written notice to the other Members, to refer such dispute to the Chief Executive Officers of each of EnCana and ConocoPhillips. The Chief Executive Officers shall, acting in good faith and understanding of their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. At least one meeting of the Chief Executive Officers shall take place within 14 Business Days after delivery of the notice of dispute.
Submission to Arbitration
(d)	If, for any reason, the Chief Executive Officers are unable to resolve the dispute within 21 Business Days of their first meeting (or such shorter or longer period as the Chief Executive Officers shall agree) and the matter is one that is subject to arbitration under this Agreement, then the dispute shall be referred to and finally resolved by arbitration at the initiation of either Member under the rules of the London Court of International Arbitration (the “LCIA Rules”), except as such rules are modified or waived herein or otherwise unambiguously agreed in a subsequent writing. Nothing in this Dispute Resolution Procedure shall restrict or prohibit a Member from delivering a notice of arbitration in order to protect its rights to contest any matter that is properly the subject of arbitration under this Agreement.
Arbitration Procedures
(e)	Any matter not settled in accordance with Section (c) (herein an “Arbitral Dispute”) shall be submitted to binding arbitration by three arbitrators (herein the “Tribunal” or the “Arbitrators”) in accordance with the following provisions:

(f)	The Member desiring to initiate arbitration (“Claimant”) in connection with any Arbitral Dispute shall be entitled to nominate one Arbitrator when serving the Request for arbitration pursuant to the LCIA Rules. The Request shall also include a statement of the material facts upon which such Member intends to rely and a statement of the relief or remedy sought.

D8-2
(g)	The other Member (“Respondent”) shall be entitled to appoint one Arbitrator when serving the Response pursuant to the LCIA Rules. The Response shall also include a statement of the materials facts upon which the other Member intends to rely and a statement of relief or remedy sought in any claim for set-off, cross-claim or counterclaim.

(h)	Within 10 days of the appointment of the second Arbitrator, the two Arbitrators shall together select a third Arbitrator who shall act as Chair.

(i)	Any Arbitrator to be selected by a Member shall be qualified by education or experience to adjudicate the matters in dispute. Any Chair appointed by the other Arbitrators and any Arbitrator appointed by the LCIA shall also have qualifications and knowledge that are reasonably comparable to (or better than) the qualifications and knowledge of the Arbitrator(s) appointed by the Parties.

(j)	The Members agree that no Arbitrator shall be disqualified solely by reason that (i) the law or other professional firm in which the Arbitrator is a partner or other member has previously represented or advised one of the Members in a matter unrelated to this Agreement, or (ii) the Arbitrator has personally represented or advised one of the Members in a matter unrelated to this Agreement more than 5 years prior to the Arbitrator’s appointment.

(k)	The seat of the arbitration shall be Calgary, Alberta. The language to be used in the arbitration proceedings shall be English. Unless otherwise agreed or ordered, the place of all hearings shall be Calgary, Alberta.

(l)	The Members hereby request that the Tribunal render its award and provide reasons for that award within 30 days following the conclusion of the hearing. Any such award may be filed in any court of competent jurisdiction and may be enforced by any Member as a final judgment in such court.

(m)	It shall be a condition of the appointment of the Arbitrators that the Arbitrators shall maintain in strict confidence all documents, the transcripts of the proceedings and other materials and all information disclosed by or on behalf of the parties to the Arbitral Dispute and shall not use the same or allow the same to be used for any purpose other than such arbitration and, at the request of the Party that provided any documents or other printed materials, shall return all originals and any copies of such documents and printed materials. The Arbitrators shall be responsible for ensuring that its officers, employees, representatives and consultants comply with the obligation of confidentiality herein.

(n)	The Members irrevocably consent to the consolidation of arbitrations of disputes arising out of or in connection with any Transaction Agreement or the subject matter of any Transaction Agreement. Such consent shall apply if either Member applies to the Tribunal, if formed, and if not, to the tribunal in the arbitration with which consolidation is sought, and contends that such disputes are substantially related and, in the interest of justice and efficiency, should be heard in one proceeding. In such event, each Member and its respective Affiliate in the other arbitration being consolidated shall be bound in respect of appointments and other arbitration process decisions already made by such Member or its Affiliate in the first commenced arbitration proceeding, and such Member and its Affiliate shall together act as one in exercising all unexercised rights to make appointments and other arbitration process decisions in the consolidated arbitration proceedings.

SCHEDULE E
[REDACTED]